UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 29, 2011

By:	/s/ Alexander Izosimov
Name:	Alexander Izosimov
Title:	Chief Executive Officer

Exhibit List

99.1	VimpelCom Ltd. press release, dated March 29, 2011.

99.2	VimpelCom Ltd. investor presentation, dated March 29, 2011.

99.3	VimpelCom Ltd. fourth quarter 2010 financial and operating data.

99.4	Open Joint Stock Company “Vimpel-Communications” 2010 unaudited condensed consolidated financial information.

Exhibit 99.1

Amsterdam and New York (March 29, 2011) - “VimpelCom Ltd” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, today announced its operating and financial results for the fourth quarter and year ended December 31, 2010.

Fourth Quarter Highlights:

•	Net operating revenues increased by 22.0% y-o-y to $2.8 billion

•	Adjusted OIBDA* reached $1.3 billion (up 15.0% y-o-y); consolidated OIBDA margin of 44.5%

•	Net income attributable to VimpelCom Ltd was $461.2 million (up 62.7% y-o-y)

•	Net cash from operating activities was $769 million (up 2.4% y-o-y)

Full 2010 Year Highlights:

•	Number of mobile subscriptions increased to 92.7 million (up 43.5% y-o-y); broadband subscriptions grew to 3.8 million (up 66.2% y-o-y)

•	Net operating revenues increased by 20.8% y-o-y to $10.5 billion

•	Adjusted OIBDA* reached $4.9 billion (up 15.4% y-o-y); consolidated OIBDA margin of 46.9%

•	Net income attributable to VimpelCom Ltd was $1.7 billion (up 49.2% y-o-y)

•	Net cash from operating activities was $3.7 billion (up 4.5 % y-o-y)

•	Capex was $2.2 billion, capex to revenue ratio was 21.2%, reflecting a significant step up in 4Q10

•	Net debt during the year decreased by $0.7 billion

•	Interim dividends for 2010 declared and paid in the amount of $850 million, an additional final dividend expected later in 2011

Recent Developments:

•	In February 2011, the Company placed $1.5 billion in bonds, including a $500 million five-year tranche with an interest rate of 6.493% and a $1 billion 10-year tranche with an interest rate of 7.748%

•	On March 9, 2011, the Company completed its $88 million acquisition of a 78% stake in Laos’s Millicom Lao Co.

•

On March 17, 2011, VimpelCom shareholders approved the combination with Wind Telecom, paving the way for the establishment of a global diversified platform and creating one of the largest mobile operators in the world

*	Hereafter Adjusted OIBDA is referred to as OIBDA and Adjusted OIBDA margin is referred to as OIBDA margin (See definitions of Adjusted OIBDA and Adjusted OIBDA margin in Attachment E)

Consolidated Financial Results

CONSOLIDATED OPERATIONS (US$, MILLIONS)	4Q 10	4Q 09	4Q 10 / 4Q 09	3Q 10	4Q 10 / 3Q 10	2010	2009	2010/ 2009
Net Operating revenues	2,815.6	2,308.6	22.0%	2,824.4	-0.3%	10,512.8	8,702.9	20.8%
Adjusted OIBDA	1,251.6	1,087.9	15.0%	1,377.7	-9.2%	4,932.3	4,272.5	15.4%
Adjusted OIBDA margin, %	44.5%	47.1%		48.8%		46.9%	49.1%
SG&A	854.7	679.8	25.7%	799.1	7.0%	3,063.5	2,390.0	28.2%
SG&A percentage	30.4%	29.4%		28.3%		29.1%	27.5%
Net income attributable to VimpelCom Ltd.	461.2	283.4	62.7%	495.9	-7.0%	1,673.3	1,121.8	49.2%
Net income attributable to VimpelCom Ltd. Per ADS, basic (US$)	0.34	0.27		0.39		1.39	1.09
Net cash from operating activities	769.0	750.9	2.4%	1,096.8	-29.9%	3,670.1	3,512.8	4.5%
Capital expenditures	1,142.6	422.7	170.3%	520.1	119.7%	2,224.4	814.1	173.2%
ROCE, %	19.9%	24.4%		21.8%		19.9%	24.4%

Commenting on the results, VimpelCom’s Chief Executive Officer, Alexander Izosimov, said, “The Company showed a good set of results for the fourth quarter and full year of 2010, reporting substantial growth over the corresponding periods of 2009. Our results reflect improvements in macroeconomic conditions in our major markets, the consolidation of Kyivstar, as well as our efforts to drive further growth and improve the quality of our subscriber base. With annual revenues of more than $10 billion, almost $5 billion of OIBDA and $1.7 billion of net income, we continue to maintain a strong financial position.”

Mr. Izosimov continued, “Russia remains the focal point for us and we are implementing a comprehensive program aimed at accelerating our growth momentum in the robust and profitable Russian market. We continue to strengthen our competitive position and drive growth by prioritizing network expansion, further developing our marketing capabilities and working on distribution optimization and pricing efficiency. We have already begun to see the benefits of these efforts.”

He added, “Our Ukrainian business, after the consolidation of Kyivstar, delivered very good results as we regained market share, while sustaining our margins and cash flow generation ability. The synergies from integration have thus far exceeded our forecasts and overall we are happy with the development of our operations in Ukraine.”

Mr. Izosimov concluded, “Today, we stand at a defining moment for VimpelCom. The combination with Wind Telecom recently approved by our shareholders will expand our growth platform and help to secure the advantages of greater scale and scope. Strategically, in a dynamic industry environment, we are now better positioned to capture additional growth as the industry focus shifts from voice to data. As we look ahead, we are confident this combination will be increasingly attractive for all our stakeholders and will unlock additional value within the next 24 months.”

2

Russia - Business Context, Operations and Financial Results

During the last quarter of the year, the Russian market demonstrated a modest post-crisis recovery while the Russian telecom market continued to grow and offer attractive opportunities in both the voice and data segments. The competitive situation remained intense, especially in the mobile segment. In these circumstances, Russia, our largest business unit, reported an increase of 5.3% in net operating revenues in 2010 as compared to 2009 with growth accelerating towards year end. Revenue growth in 4Q10 as compared to 4Q09 was 9.7%, driven by progress in both the mobile and fixed line segments.

Operating highlights in Russia:

•

As throughout 2010 we grew slower than the Russian telecom market, our key priority has been to accelerate growth and better exploit existing market opportunities. As a result of our active sales campaigns, the number of subscriptions increased 2.2% for both 4Q10 and the full year, reaching a record 52 million at year-end

•

Mobile quarterly revenue increased 10.0% over 4Q09 and 6.4% for the full year, with growth from subscribers and usage translating into revenue growth. This was further supported by incremental data revenues and revenue from sales of handsets and other equipment, which contributed 5.0% to quarterly growth over 4Q09 and 2.3% to total annual growth

•

Fixed line revenue increased 8.3% in 4Q10 vs. 4Q09 to end the year up 0.2% as compared to 2009. The consumer segment continued to show very strong performance with FTTB revenue growth of 34.6% vs. 4Q09 and 18.7% quarter-on-quarter in 4Q10

•	Our 2010 total data revenue, including mobile and FTTB, reached 18 billion rubles, a 27% increase year-on-year

•

In 4Q10, consolidated fixed and mobile OIBDA margin for Russia declined to 43.4% from 47.0% in 3Q10, reflecting seasonality, as well as a shift in traffic mix, higher volume of devices sold and increased marketing spend

To accommodate rapidly growing demand for our services in 2010 we more than doubled investments and returned to our normal investment levels with a Capex to sales ratio of 19.2% vs. 8.1% in 2009. This affected our ROIC, which we nevertheless maintained at the targeted level of over 30%.

We expect the economic recovery in Russia to continue with support from rising oil and gas prices. Against this backdrop, we plan to pursue rapid network development and enhanced marketing programs to deliver strong targeted return on invested capital going forward.

3

RUSSIA (RUR millions)	4Q 10	4Q 09	4Q 10 / 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	64,552	58,819	9.7%	64,284	0.4%	247,923	235,438	5.3%
Adjusted OIBDA	28,026	27,950	0.3%	30,244	-7.3%	114,621	116,882	-1.9%
Adjusted OIBDA margin, %	43.4%	47.5%		47.0%		46.2%	49.6%
SG&A	17,948	16,805	6.8%	17,263	4.0%	67,766	62,319	8.7%
including Sales & Marketing Expenses	6,595	5,862	12.5%	6,057	8.9%	23,212	20,013	16.0%
including General & Administrative Costs	11,353	10,943	3.7%	11,206	1.3%	44,554	42,306	5.3%
SG&A percentage	27.8%	28.6%		26.9%		27.3%	26.5%
Capital expenditures	24,842	9,778	154.1%	11,715	112.1%	47,631	19,123	149.1%
ROIC, %	30.9%	32.2%		32.2%		30.9%	32.2%

*	Mobile and fixed revenues for all periods were adjusted; see definition of reportable segments in Attachment A.
**	Adjusted MOU is calculated for mobile subscriptions excluding mobile broadband subscriptions using USB modems.

RUSSIA REVENUES* (RUR millions)	4Q 10	4Q 09	4Q 10 / 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	64,552	58,819	9.7%	64,284	0.4%	247,923	235,438	5.3%
Mobile	53,828	48,921	10.0%	53,804	0.0%	207,338	194,936	6.4%
including data revenue	3,619	3,011	20.2%	3,196	13.2%	13,021	10,464	24.4%
Fixed-line	10,724	9,898	8.3%	10,480	2.3%	40,585	40,502	0.2%
Business segment	4,857	4,773	1.8%	4,804	1.1%	18,754	20,851	-10.1%
Wholesale	3,886	3,556	9.3%	3,985	-2.5%	14,930	13,866	7.7%
Residential	1,981	1,569	26.3%	1,691	17.1%	6,900	5,784	19.3%
including FTTB revenue	1,464	1,088	34.6%	1,233	18.7%	5,056	3,788	33.5%

RUSSIA OIBDA DEVELOPMENT* (RUR millions)	4Q 10	4Q 09	4Q 10 / 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA Total	28,026	27,950	0.3%	30,244	-7.3%	114,621	116,882	-1.9%
Mobile	24,993	25,085	-0.4%	27,130	-7.9%	103,084	103,908	-0.8%
Fixed-line	3,033	2,865	5.9%	3,114	-2.6%	11,537	12,974	-11.1%
Adjusted Total OIBDA margin, %	43.4%	47.5%		47.0%		46.2%	49.6%
Mobile, %	46.4%	51.3%		50.4%		49.7%	53.3%
Fixed-line, %	28.3%	28.9%		29.7%		28.4%	32.0%

4

RUSSIA OPERATING DEVELOPMENT	4Q 10	4Q 09	4Q 10 / 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Mobile operations
Subscriptions (‘000)	52,020	50,887	2.2%	51,615	0.8%	52,020	50,887	2.2%
including mobile broadband subscriptions	1,927	1,038	85.6%	1,500	28.5%	1,927	1,038	85.6%
MOU, min	228.4	217.7	4.9%	222.1	2.8%	218.5	211.4	3.4%
Adjusted MOU**, min	235.5	221.4	6.4%	227.8	3.4%	224.0	214.7	4.3%
ARPU, RUR	332.6	316.9	5.0%	342.5	-2.9%	328.2	319.6	2.7%
Fixed-line operations
FTTB subscriptions (‘000)	1,358	971	39.9%	1,193	13.8%	1,358	971	39.9%
FTTB ARPU, RUR	383.9	392.9	-2.3%	357.9	7.3%	368.0	394.9	-6.8%

5

Ukraine - Business Context, Operations and Pro-forma Financial Results*

In Ukraine, the economy showed improvement during 2010 as GDP returned to growth and was up 4.2% in real terms, while inflation slowed to around 10%. In the telecom market, the mobile segment remained flat due to reduced mobile termination rates.

For the full year, our Ukraine business unit delivered solid results with consolidated revenue declining by just 0.3% on a pro-forma basis, in line with market trends. Revenues improved in the second half of the year with underlying growth of 3.4% year-on-year in 4Q10, when taking into account a one-off adjustment to 4Q09 Kyivstar revenues, related to interconnection fees.

The integration of our Ukrainian operations continues to progress well with independently validated synergies of approximately $52 million in 2010, exceeding our initial targets. Approximately 70% of these savings came from optimization of Capex, further supported by revenue synergies and savings in SG&A.

Operating highlights in Ukraine:

•

Our marketing activities in mobile continued to focus on promoting high usage and unlimited tariffs. This has led to an increase in MOU and ARPU, simultaneously lowering churn. Our active customer base year-on-year resumed growth, up 1.5% to 24.4 million at 2010 year-end while ARPU increased by 0.7% over 4Q09 and by 1.3% for the full year

•

We added 52,306 broadband subscriptions in the quarter, increasing the total base by 143.5% over 4Q09 and delivering on our ambitious plans to become the #1 alternative broadband operator in Ukraine. Residential fixed (mainly FTTB) revenue showed 140.9% growth compared to 4Q09 and 104.4% growth for the full year

•

Mobile revenue increased 1.7% over 4Q09 and 0.2% for the full year despite a significant reduction in mobile termination rates of approximately 20%, intense price-based competition and proliferation of free on-net tariffs

•

SG&A costs for the full year were 0.2% below 2009 despite increases in traffic volumes, a five fold increase in frequency fees and high inflation. This is the result of our ongoing operational excellence program and synergy initiatives.

•

Strong profitability was reflected in a consolidated OIBDA margin increase of 1.6 percentage points in comparison with 4Q09 and 1.5 percentage points increase in comparison with full year 2009 due to synergies, ongoing cost management and lower mobile termination rates

Capital expenditures were up 38% for the full year of 2010 to support the growth in mobile traffic and active broadband rollout. We continue to invest in the development of our current mobile network and we also see the development of our FTTB networks as a priority.

*	Ukraine reporting segment includes operations of Kyivstar, URS and GTI. “Pro forma basis” means that the numbers are presented assuming that the business combination with Kyivstar had taken place on January 1, 2009

6

UKRAINE PRO-FORMA (UAH millions)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	3,198.3	3,174.9	0.7%	3,365.4	-5.0%	12,488.9	12,521.9	-0.3%
Adjusted OIBDA	1,709.1	1,643.9	4.0%	1,913.2	-10.7%	6,695.5	6,529.4	2.5%
Adjusted OIBDA margin, %	53.4%	51.8%		56.8%		53.6%	52.1%
SG&A	944.1	898.3	5.1%	873.5	8.1%	3,578.1	3,586.5	-0.2%
including Sales & Marketing Expenses	176.2	220.1	-19.9%	167.3	5.3%	668.7	788.9	-15.2%
including General & Administrative Costs	767.9	678.2	13.2%	706.2	8.7%	2,909.4	2,797.6	4.0%
SG&A percentage	29.5%	28.3%		26.0%		28.6%	28.6%
Capital expenditures	584.0	421.0	38.7%	403.3	44.8%	2,005.3	1,453.7	37.9%

UKRAINE PRO-FORMA REVENUES (UAH millions)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	3,198.3	3,174.9	0.7%	3,365.4	-5.0%	12,488.9	12,521.9	-0.3%
Mobile	3,064.8	3,013.6	1.7%	3,239.4	-5.4%	11,945.2	11,926.9	0.2%
Fixed-line	133.5	161.3	-17.2%	126.0	6.0%	543.8	595.1	-8.6%
Business segment	77.7	82.5	-5.8%	74.9	3.7%	299.4	329.8	-9.2%
Wholesale	25.2	66.1	-61.9%	27.2	-7.4%	146.7	217.5	-32.6%
Residential	30.6	12.7	140.9%	23.9	28.0%	97.7	47.8	104.4%

UKRAINE ACTUAL (UAH millions)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	3,198.3	384.7	731.4%	3,365.4	-5.0%	9,384.1	1,582.1	493.1%

Adjusted OIBDA Total	1,709.1	60.8	2711.0%	1,913.2	-10.7%	5,007.4	281.4	1679.5%
Net income/(loss) attributable to VimpelCom Ltd.	514.1	(214.4)		587.3	-12.5%	1,275.1	(703.1)

UKRAINE PRO-FORMA OPERATING DEVELOPMENT	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Mobile operations
Subscriptions (‘000)	24,390	24,034	1.5%	25,057	-2.7%	24,390	24,034	1.5%
MOU, min	456.6	379.1	20.4%	433.2	5.4%	430.9	320.0	34.7%
ARPU mobile, UAH	40.3	40.0	0.7%	42.6	-5.4%	39.8	39.3	1.3%
ARPU mobile, US$	5.1	5.0	2.0%	5.4	-5.6%	5.0	5.0	0.0%
Fixed-line operations
Broadband subscriptions (‘000)	266.1	109.3	143.5%	213.8	24.5%	266.1	109.3	143.5%
Broadband ARPU, UAH	38.2	44.7	-14.6%	38.0	0.6%	41.0	57.2	-28.3%
Broadband ARPU, US$	4.8	5.6	-14.3%	4.8	0.0%	5.2	7.3	-28.8%

7

CIS - Business Context, Operations and Financial Results*

In 2010, net operating revenues in the CIS grew substantially, increasing 17% year-on-year driven by organic growth in major CIS markets, as well as the consolidation of our operations in Kyrgyzstan from 1Q10. The consolidated CIS OIBDA margin remained strong at 47.1%, in line with our targeted level of high 40’s.

Operating highlights in CIS:

•

CIS mobile subscriptions grew to 15.6 million, representing a substantial increase of 37.7% year-on-year and 5.6% quarter-on-quarter as a result of the launch of new data products and an increase in the number of sales channels

•

In 4Q10, net operating revenues in the CIS continued to demonstrate considerable growth of 23% as compared with the same period in 2009. On a quarter-on-quarter basis net operating revenues grew 0.3%, despite the traditional seasonal decline in 4Q10

•

The consolidated CIS OIBDA margin in 4Q10 remained strong at 44.3%, reflecting seasonal factors, 3G launch in Kazakhstan and Kyrgyzstan, higher sales and advertising costs due to competition in all markets. Despite two massive start-ups (FTTB and 3G), the annual consolidated CIS OIBDA margin of 47.1% remained in line with our targeted high level of profitability

•	Broadband subscriptions increased 23.4% quarter-on-quarter, primarily driven by the development of our broadband operations in Armenia and Kazakhstan

Capex for the CIS markets increased substantially both year-on-year and quarter-on-quarter to support our network expansion, which is mainly focused on increasing mobile penetration and investments in fixed networks.

CIS OPERATIONS (US$ millions)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	362.0	293.5	23.3%	361.0	0.3%	1,354.0	1,155.8	17.1%
Adjusted OIBDA	160.3	144.5	10.9%	176.0	-8.9%	637.8	578.3	10.3%
Adjusted OIBDA margin, %	44.3%	49.2%		48.8%		47.1%	50.0%
SG&A	110.7	78.0	41.9%	94.6	17.0%	374.5	299.8	24.9%
including Sales & Marketing Expenses	31.5	21.4	47.2%	26.2	20.2%	97.3	76.9	26.5%
including General & Administrative Costs	79.2	56.6	39.9%	68.4	15.8%	277.2	222.9	24.4%
SG&A percentage	30.6%	26.6%		26.2%		27.7%	25.9%
Capital expenditures	256.1	57.1	348.5%	78.3	227.1%	437.4	106.9	309.2%
ROIC, %	10.8%	10.8%		10.8%		10.8%	10.8%
Mobile subscriptions (‘000)	15,612	11,337	37.7%	14,782	5.6%	15,612	11,337	37.7%
including mobile broadband subscriptions	32.5	—	n/a	20.3	60.1%	32.5	—	n/a
Broadband fixed-line subscriptions (‘000)	91.8	36.5	151.5%	74.4	23.4%	91.8	36.5	151.5%

*	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan (since 1Q10), Tajikistan, and Georgia.

8

South-East Asia – Overview

•

Our Vietnamese joint-venture maintained its operations on a limited level during the fourth quarter as shareholders’ negotiations regarding the further financing and expansion of this business continued. We do not consolidate the Vietnamese operations in our financial reporting.

•

Cambodia achieved solid double-digit growth with active subscriber intake increasing by 29% and revenue improving by 38% quarter-on-quarter. In the fourth quarter of 2010, the Company maintained its position as #3 provider in the market in terms of subscribers.

SEA (US$ mln)	4Q 10	4Q 09	4Q 10/4Q 09	3Q 10	4Q 10/3Q 10	2010	2009	2010/ 2009
Net operating mobile revenues	6.9	2.4	187.5%	5.0	38.0%	21.8	5.7	282.5%
Adjusted mobile OIBDA	-9.8	-12.6	22.2%	(8.8)	-11.4%	(35.3)	(38.1)	7.3%

Conference Call

The Company’s management will discuss its fourth quarter 2010 results during a conference call and slide presentation on March 29, 2011 at 4:30 pm CET, (10:30 am US ET). The call and slide presentation may be accessed via webcast at http://www.vimpelcom.com.

US call-in number:     +1 888-455-2263

International call-in number: +1 719-457-2693

The conference call replay and the slide presentation webcast will be available through April 5, 2011 and April 29, 2011, respectively. The slide presentation will also be available for download on the Company’s website.

US Replay Number:            +1 888-203-1112        Confirmation Code: 1962230

International Replay Number:    +1 719-457-0820        Confirmation Code: 1962230

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the Company’s transaction with Wind Telecom, realization of synergies in Ukraine and the expected growth and development of the Company’s operations. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ

9

materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate its Ukrainian operations and other newly-acquired businesses and other factors. In addition, there are risks related to the transaction with Wind Telecom, including the possibility that the transaction may not close in a timely manner or at all; the possibility that anticipated benefits may not materialize as expected; that, prior to the completion of the transaction, VimpelCom’s business or Wind Telecom’s business may not perform as expected; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the transaction; the possibility that Telenor may succeed in the arbitration against the Company and Altimo Holdings and Investments Ltd. or bring other legal challenge (including requests for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), the Company’s proxy statement furnished to the SEC on Form 6-K on February 15, 2011, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom Ltd.

VimpelCom consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam, Cambodia and Laos, covering territory with a total population of about 351,5 million. VimpelCom operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: +31 20 79 77 200 (Amsterdam)	Tel: 1-617 897-1533
Tel: +7 495 9545888 (Moscow)	mateo.millett@fd.com
Investor_Relations@vimpelcom.com

10

Content of the attachment tables:

For more information on financial and operating data for specific countries, as well as reconciliation of OIBDA, please refer to the supplementary file FinancialOperatingQ42010.xls on our website at http://vimpelcom.com/ir/financials/results.wbp.

11

Attachment A: VimpelCom Ltd financial statements

VimpelCom Ltd Consolidated Statements of Income*

	Years ended December 31,
	2010	2009	2008
	(In thousands of US dollars, except share amounts)
Operating revenues:
Service revenues	$10,291,333	$8,580,815	$9,999,850
Sales of equipment and accessories	193,815	109,959	107,946
Other revenues	27,652	19,788	17,190

Total operating revenues	10,512,800	8,710,562	10,124,986
Revenue based tax	—	(7,660)	(8,054)

Net operating revenues	10,512,800	8,702,902	10,116,932
Operating expenses:
Service costs	2,251,474	1,878,443	2,262,570
Cost of equipment and accessories	216,944	110,677	101,282
Selling, general and administrative expenses	3,063,548	2,389,998	2,838,508
Depreciation	1,573,364	1,393,431	1,520,184
Amortization	506,400	300,736	360,980
Impairment loss	—	—	442,747
Provision for doubtful accounts	48,571	51,262	54,711

Total operating expenses	7,660,301	6,124,547	7,580,982

Operating income	2,852,499	2,578,355	2,535,950
Other income and expenses:
Interest income	55,938	51,714	71,618
Net foreign exchange loss	(4,532)	(411,300)	(1,142,276)
Interest expense	(540,040)	(598,531)	(495,634)
Equity in net gain/(loss) of associates	53,189	(35,763)	(61,020)
Other (expenses)/income, net	(90,526)	(32,114)	(17,404)

Total other income and expenses	(525,971)	(1,025,994)	(1,644,716)

Income before income taxes	2,326,528	1,552,361	891,234
Income tax expense	605,663	435,030	303,934

Net income	1,720,865	1,117,331	587,300
Net income/(loss) attributable to the noncontrolling interest	47,524	(4,499)	62,966

Net income attributable to VimpelCom	$1,673,341	$1,121,830	$524,334

Basic EPS :
Net income attributable to VimpelCom per common share restated	$1.39	$1.09	$0.52

Weighted average common shares outstanding (thousand)	1,207,040	1,012,940	1,014,000

Diluted EPS :
Net income attributable to VimpelCom per common share restated	$1.39	$1.08	$0.52

Weighted average diluted shares (thousand)	1,207,340	1,013,560	1,014,060

*	Average rates of functional currencies to USD is presented in Attachment B

12

VimpelCom Ltd Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$885,125	$1,446,949
Trade accounts receivable, net of allowance for doubtful accounts	506,322	392,365
Inventory	137,413	61,919
Deferred income taxes	117,236	91,493
Input value added tax	137,958	96,994
Due from related parties	87,151	249,631
Other current assets	454,328	627,257

Total current assets	2,325,533	2,966,608

Property and equipment, net	6,899,228	5,561,569
Telecommunications licenses, net	562,931	542,597
Goodwill	7,003,714	3,284,293
Other intangible assets, net	1,481,800	700,365
Software, net	627,330	448,255
Investments in associates	446,130	436,767
Due from related parties	4,905	1,101
Other assets	576,324	790,986

Total assets	$19,927,895	$14,732,541

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	$963,450	$545,690
Due to employees	108,050	113,368
Due to related parties	5,634	9,211
Accrued liabilities	212,323	314,987
Taxes payable	233,848	212,767
Customer advances, net of VAT	452,055	376,121
Customer deposits	33,835	28,386
Deferred income taxes	50,313	679
Short-term debt	1,162,444	1,813,141

Total current liabilities	3,221,952	3,414,350

Deferred income taxes	688,206	596,472
Long-term debt	4,498,861	5,539,906
Other non-current liabilities	184,133	164,636
Commitments, contingencies and uncertainties	—	—

Total liabilities	8,593,152	9,715,364
Redeemable noncontrolling interest	522,076	508,668
Equity:
Convertible voting preferred stock (0.001 US$ nominal value per share), 128,532,000 shares authorized; 128,532,000 shares issued and outstanding	129	129
Common stock (0.001 US$ nominal value per share), 2,000,000,000 shares authorized; 1,302,559,308 shares issued (December 31, 2009: 1,025,620,440); 1,291,232,105 shares outstanding (December 31, 2009: 1,014,291,580)	1,303	1,026
Ordinary stock (0.001 US$ nominal value per share), 50,000,000 shares authorized; nil shares issued and outstanding	—	—
Additional paid-in capital	6,292,269	1,142,594
Retained earnings	5,153,819	4,074,492
Accumulated other comprehensive loss	(561,154)	(488,277)
Treasury stock, at cost, 11,327,203 shares of common stock (December 31, 2009: 11,328,860)	(215,763)	(223,421)

Total VimpelCom shareholders’ equity	10,670,603	4,506,543

Noncontrolling interest	142,064	1,966

Total equity	10,812,667	4,508,509

Total liabilities, redeemable noncontrolling interest and equity	$19,927,895	$14,732,541

13

VimpelCom Ltd Consolidated Statements of Cash Flows

	Years ended December 31,
	2010	2009	2008
	(In thousands of US dollars)
Operating activities

Net income	$1,720,865	$1,117,331	$587,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,573,364	1,393,431	1,520,184
Amortization	506,400	300,736	360,980
Impairment loss	—	—	442,747
(Gain)/loss from assosiates	(53,189)	35,763	61,020
Provision for deferred taxes	(190,949)	(19,541)	(92,654)
Loss on foreign currency translation	4,532	411,300	1,142,276
Provision for doubtful accounts	48,571	51,262	54,711
Stock-based compensation expense/(gain)	2,239	2,323	(121,890)
Loss from early debt redemption	—	19,063	—
Other adjustments	4,908	(380)	(5,078)
Changes in operating assets and liabilities:
Trade accounts receivable	75,183	(57,452)	(240,629)
Inventory	(48,945)	64,927	(90,221)
Input value added tax	(23,850)	78,972	(103,941)
Other current assets	(40,945)	135,212	(415,735)
Accounts payable	32,899	(69,290)	281,725
Customer advances and deposits	(4,171)	(23,010)	75,098
Taxes payable and accrued liabilities	63,230	72,122	(34,035)

Net cash provided by operating activities	3,670,142	3,512,769	3,421,858

Investing activities
Purchases of property and equipment	(1,434,548)	(691,445)	(2,002,452)
Purchases of intangible assets	(58,604)	(15,685)	(75,012)
Purchases of software	(264,107)	(184,481)	(313,652)
Investments in associates	—	(12,500)	(491,265)
Payment for shares in Golden Telecom	(143,569)	—	—
Escrow cash deposit	—	—	200,170
Proceeds from sale of property, plant and equipment	13,573	—	—
Cash proceeds from Kyivstar aqcuisition	167,176	—	—
Acqusition of subsidiaries, net of cash acquired	(52,165)	—	(4,134,609)
Cash increase due to Sky Mobile consolidation	4,702	—	—
Loan granted	(32,857)	—	(350,000)
Loan receivable repayment	22,910	—	—
Investments in deposits	455,187	(488,580)	43,179
Purchases of other assets, net	(25,149)	(40,799)	(53,575)

Net cash provided by/(used in) investing activities	(1,347,451)	(1,433,490)	(7,177,216)

14

VimpelCom Ltd Consolidated Statements of Cash Flows (Continued)

Financing activities
Proceeds from bank and other loans	1,174,646	1,270,248	6,209,392
Proceeds from sale of treasury stock	—	—	25,488
Repayments of bank and other loans	(2,898,292)	(2,432,862)	(721,222)
Payments of fees in respect of debt issues	(5,068)	(53,071)	(68,159)
Share capital issued and paid	905	—	—
Share premium contributed	(201)	—	—
Purchase of noncontrolling interest in consolidated subsidiaries	(12,594)	(18,198)	(992,825)
Payment of dividends	(577,998)	(315,644)	(587,302)
Payment of dividends to noncontrolling interest	(72,370)	(13,977)	—
Purchase of own shares	(479,936)		(114,476)
Net proceeds from employee stock options	7,339	18,142	—

Net cash (used in)/ from financing activities	(2,863,569)	(1,545,362)	3,750,896

Effect of exchange rate changes on cash and cash equivalents	(20,946)	(1,651)	(84,566)

Net increase in cash and cash equivalents	(561,824)	532,266	(89,028)
Cash and cash equivalents at beginning of period	1,446,949	914,683	1,003,711

Cash and cash equivalents at end of period	$885,125	$1,446,949	$914,683

	Years ended December 31,
	2010	2009	2008
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$615,135	$428,761	$647,597
Interest (net of amounts capitalized)	538,928	532,012	362,081
Non-cash activities:
Equipment acquired under financing agreements	4,930	—	2,726
Accounts payable for property, equipment and other long-lived assets	526,509	210,159	448,218
Non–cash discounts from suppliers of equipment	—	239	2,464
Issue of promissory notes	—	—	81,660

15

Attachment B: Reconciliation Tables

Reconciliation of Consolidated Adjusted OIBDA of VimpelCom*

(In millions of US$)

	Q4 2009	2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010
Adjusted OIBDA	1,087.9	4,272.5	1,041.20	1,261.80	1,377.70	1,251.56	4,932.3
Depreciation	(393.2)	1,393.4	352.50	376.70	408.30	435.88	1,573.4
Amortization	(86.8)	300.7	66.70	116.50	137.80	185.39	506.4
Operating income	607.9	2,578.4	622.00	768.60	831.60	630.29	2,852.5
Interest income	10.4	51.7	11.50	16.10	14.60	13.76	55.9
Net foreign exchange (loss)/gain	(14.1)	(411.3)	104.90	(126.40)	27.30	(10.34)	(4.5)
Interest expense	(163.7)	(598.5)	(141.70)	(132.30)	(125.70)	(140.40)	(540.0)
Equity in net gain/(loss) of associates	(10.0)	(35.8)	(3.80)	11.10	19.20	26.68	53.2
Other (expense)/income, net	(24.0)	(32.1)	(48.30)	(10.00)	(26.60)	(5.66)	(90.5)
Income tax expense	(125.4)	(435.0)	(153.00)	(178.00)	(230.30)	(44.35)	(605.7)
Net income	281.1	1,117.4	391.60	349.10	510.10	469.98	1,720.9

Reconciliation of Consolidated Adjusted OIBDA Margin of VimpelCom*

	Q4 2009	2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010
Adjusted OIBDA margin	47.1%	49.1%	46.7%	47.8%	48.8%	44.5%	46.9%
Less: Depreciation as a percentage of net operating revenues	(17.0%)	(16.0%)	(15.8%)	(14.3%)	(14.5%)	(15.5%)	(15.0%)
Less: Amortization as a percentage of net operating revenues	(3.8%)	(3.5%)	(3.0%)	(4.4%)	(4.9%)	(6.6%)	(4.8%)
Operating income as a percentage of net operating revenues	26.3%	29.6%	27.9%	29.1%	29.4%	22.4%	27.1%
Interest income	0.5%	0.6%	0.5%	0.6%	0.5%	0.5%	0.5%
Net foreign exchange (loss)/gain	(0.6%)	(4.7%)	4.7%	(4.8%)	1.0%	(0.4%)	(0.0%)
Interest expense	(7.1%)	(6.9%)	(6.4%)	(5.0%)	(4.5%)	(5.0%)	(5.1%)
Equity in net gain/(loss) of associates	(0.4%)	(0.4%)	(0.2%)	0.4%	0.7%	0.9%	0.5%
Other (expense)/income, net	(1.0%)	(0.4%)	(2.0%)	(0.4%)	(0.8%)	(0.2%)	(0.9%)
Income tax expense	(5.4)%	5.0%	(6.9%)	(6.7%)	(8.2%)	(1.6%)	5.8%
Net income margin	12.2%	12.8%	17.6%	13.2%	18.1%	16.7%	16.4%

*Quarterly	reconciliations are presented in the supplementary file FinancialOperatingQ42010.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

16

Reconciliation of VimpelCom Consolidated ROCE and Net Debt

(In millions of US$)

VimpelCom Ltd. Actual ROCE, %	3Q ‘08	4Q ‘08	1Q ‘09	2Q ‘09	3Q ‘09	4Q ‘09	1Q ‘10	2Q ‘10	3Q ‘10	4Q ‘10
Consolidated operating income LTM	2,859	2,536	2,402	2,357	2,179	2,578	2,633	2,710	2,830	2,852
Net debt	7,276	7,528	6,729	6,325	5,547	5,420	4,850	3,865	3,970	4,740
Long - term debt	6,255	6,534	5,307	5,732	5,593	5,540	5,292	4,801	4,367	4,499
Short-term debt	1,748	1,909	2,388	2,242	2,476	1,813	1,356	1,532	2,126	1,162
Cash and cash equivalents	(727)	(915)	(966)	(1,649)	(2,522)	(1,447)	(1,530)	(2,353)	(2,467)	(885)
Long - term and short-term deposits	—	—	—	—	—	(486)	(268)	(115)	(56)	(36)
Total equity	5,639	4,140	3,146	4,038	4,569	4,509	5,376	10,644	11,138	10,813
Redeemable noncontrolling interest	470	470	500	500	505	509	512	515	519	522
Total capital employed (CE)	13,385	12,138	10,375	10,863	10,621	10,438	10,738	15,024	15,627	16,075
Average capital employed				11,690	10,999	10,574	10,665	11,705	12,957	14,366
ROCE consolidated				20.2%	19.8%	24.4%	24.7%	23.2%	21.8%	19.9%

Reconciliation of ROIC

Russia, ROIC, % (based on RUR millions)	4Q 10	4Q 09	3Q 10
Operating income LTM	76,664	76,960	75,969
Property and equipment	135,806	125,264	124,465
Licenses	4,242	6,230	4,798
Intangible assets	12,583	14,815	13,242
Goodwill	79,884	78,896	80,181
Software	12,096	10,576	9,825
Frequency permissions	3,362	3,145	3,234
Total Invested Capital	247,973	238,926	235,745
ROIC, %	30.9%	32.2%	32.2%

CIS, ROIC, % (based on US$ millions)	4Q 10	4Q 09	3Q 10
Operating income LTM	291.6	242.7	270.1
Property and equipment	1,257.2	1,076.8	1,146.0
Licenses	238.3	242.8	216.3
Intangible assets	172.5	181.5	176.0
Goodwill	953.4	675.6	874.5
Software	77.0	77.7	77.5
Frequency permissions	4.5	3.0	4.6
Total Invested Capital	2,702.9	2,257.4	2,494.9
ROIC, %	10.8%	10.8%	10.8%

17

Average Rates of Functional Currencies to USD*

Functional Currency/1 US$		2Q 09	3Q 09	4Q 09	1Q 10	2Q 10	3Q 10	4Q 10
Russia	RUR	32.21	31.33	29.47	29.89	30.24	30.62	30.71
Kazakhstan	KZT	150.47	150.75	149.77	147.68	146.81	147.40	147.49
Ukraine	UAH	7.66	7.82	7.99	7.99	7.92	7.90	7.93
Armenia	AMD	370.46	372.66	384.40	384.26	384.49	365.57	360.72
Georgia	GEL	1.66	1.68	1.68	1.72	1.80	1.84	1.77
Kyrgyzstan	KGS	—	—	—	44.55	45.75	46.74	46.80

Functional Currency/1 US$	2008	2009	2010
RUR	24.86	31.72	30.37
UAH	5.27	7.79	7.94
KZT	120.29	147.46	147.34

*	Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

Capex Development

CAPEX (in US$ millions)	4Q 10	4Q 09	4Q 10/4Q 09	3Q 10	4Q 10/3Q 10	2010	2009	2010/ 2009
Total capex	1,142.6	422.7	170.3%	520.1	119.7%	2,224.4	814.1	173.2%
Russia	806.8	331.8	143.2%	382.6	110.9%	1,557.0	619.5	151.3%
Ukraine	73.6	11.0	569.1%	51.0	44.3%	189.3	19.8	856.1%
Other CIS	256.1	57.1	348.5%	78.3	227.1%	437.4	106.9	309.2%
All other	6.1	22.8	-73.2%	8.2	-25.6%	40.7	67.9	-40.1%

VimpelCom Ltd Financial and Operational Highlights on Pro-Forma Basis**

CONSOLIDATED OPERATIONS (US$, millions)	4Q 10 (actual)	4Q 09 (pro- forma)	4Q 10/4Q 09	3Q 10 (actual)	4Q 10/3Q 10	2010 (pro- forma)	2009 (pro- forma)	2010/ 2009
Net operating revenues	2,815.6	2,648.6	6.3%	2,824.4	-0.3%	10,891.0	10,070.6	8.1%
Adjusted OIBDA	1,251.6	1,286.0	-2.7%	1,377.7	-9.2%	5,144.0	5,075.4	1.4%
Adjusted OIBDA margin, %	44.5%	48.6%		48.8%		47.2%	50.4%
SG&A	854.7	773.7	10.5%	799.1	7.0%	3,178.3	2,771.2	14.7%
SG&A percentage	30.4%	29.2%		28.3%		29.2%	27.5%
Net income attributable to VimpelCom Ltd.	461.2	337.2	36.8%	495.9	-7.0%	1,720.1	1,363.4	26.2%
Net cash from operating activities	769.0	n/a		1,096.8	-29.9%	3,854.8	n/a
Capital expenditures	1,142.6	464.7	145.9%	520.1	119.7%	2,341.5	1,084.6	115.9%

**	“Pro forma basis” means – that the numbers are presented assuming that the business combination with Kyivstar had taken place on January 1, 2009

18

Attachment C: Financial and Operational Highlights in Functional Currencies

Ukraine

UKRAINE ACTUAL (UAH millions)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	3,198.3	384.7	731.4%	3,365.4	-5.0%	9,384.2	1,582.1	493.1%
Adjusted OIBDA	1,709.1	60.8	2711.0%	1,913.2	-10.7%	5,007.4	281.4	1679.5%
Adjusted OIBDA margin, %	53.4%	15.8%		56.8%		53.4%	17.8%
SG&A	944.1	150.0	529.4%	873.5	8.1%	2,662.1	611.1	335.6%
including Sales & Marketing Expenses	176.2	29.2	503.4%	167.3	5.3%	505.1	128.1	294.3%
including General & Administrative Costs	767.9	120.8	535.7%	706.2	8.7%	2,157.0	483.0	346.6%
SG&A percentage	29.5%	39.0%		26.0%		28.4%	38.6%
Capital expenditures	584.0	87.9	564.4%	403.3	44.8%	1,499.0	156.0	860.9%

UKRAINE ACTUAL REVENUES (UAH millions)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	3,198.3	384.7	731.4%	3,365.4	-5.0%	9,384.2	1,582.1	493.1%
Mobile	3,064.8	190.0	1513.1%	3,239.4	-5.4%	8,796.2	858.7	924.4%
Fixed-line	133.5	194.7	-31.4%	126.0	6.0%	588.0	723.4	-18.7%
Business segment	77.7	82.5	-5.8%	74.9	3.7%	299.4	329.8	-9.2%
Wholesale	25.2	99.5	-74.7%	27.2	-7.4%	190.9	345.8	-44.8%
Residential	30.6	12.7	140.9%	23.9	28.0%	97.7	47.8	104.4%

CIS - Revenues Development

KAZAKHSTAN (KZT mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	28,556	25,564	11.7%	29,100	-1.9%	108,266	96,543	12.1%
Mobile	27,772	25,151	10.4%	28,422	-2.3%	105,777	95,074	11.3%
Fixed-line	784	413	89.8%	678	15.6%	2,489	1,469	69.4%

ARMENIA (AMD mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	17,159	18,202	-5.7%	17,785	-3.5%	68,034	72,687	-6.4%
Mobile	7,041	7,046	-0.1%	7,698	-8.5%	27,227	28,819	-5.5%
Fixed-line	10,118	11,156	-9.3%	10,087	0.3%	40,807	43,868	-7.0%

19

UZBEKISTAN (US$ mln)*	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	59.0	50.2	17.5%	53.8	9.7%	209.5	211.4	-0.9%
Mobile	56.4	47.5	18.7%	51.4	9.7%	199.6	199.3	0.2%
Fixed-line	2.6	2.7	-3.7%	2.4	8.3%	9.9	12.1	-18.2%

TAJIKISTAN (US$ mln)*	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	21.1	15.6	35.3%	22.2	-5.0%	78.2	59.2	32.1%
Mobile	16.6	15.6	6.4%	16.5	0.6%	61.3	59.2	3.5%
Fixed-line	4.5	—	n/a	5.7	-21.1%	16.9	—	n/a

GEORGIA (GEL mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	20.4	17.1	19.3%	23.9	-14.6%	83.9	54.0	55.4%
Mobile	19.5	17.1	14.0%	23.2	-15.9%	81.0	54.0	50.0%
Fixed-line	0.9	—	n/a	0.7	28.6%	2.9	—	n/a

KYRGYZSTAN (KGS mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Mobile net operating revenues	1,431	—	n/a	1,368	4.6%	5,198	—	n/a

CIS REVENUES** (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	362.0	293.5	23.3%	361.0	0.3%	1,354.0	1,155.9	17.1%
Mobile	321.0	259.0	23.9%	320.5	0.2%	1,199.7	1,012.9	18.4%
Fixed-line	41.0	34.5	18.8%	40.5	1.2%	154.3	143.0	7.9%

*	US$ is the functional currency in Uzbekistan and Tajikistan.
**	Mobile and fixed revenues for all periods were recalculated – please see definition of reportable segments in Attachment A.

CIS – Adjusted OIBDA Development

KAZAKHSTAN (KZT mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	14,616	14,083	3.8%	16,483	-11.3%	59,695	53,245	12.1%
Adjusted OIBDA margin, %	51.2%	55.1%		56.6%		55.1%	55.2%

20

ARMENIA (AMD mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	6,462	8,748	-26.1%	8,074	-20.0%	29,214	36,625	-20.2%
Adjusted OIBDA margin, %	37.7%	48.1%		45.4%		42.9%	50.4%

UZBEKISTAN (US$ mln)*	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	21.2	23.0	-7.8%	21.9	-3.2%	82.8	106.5	-22.3%
Adjusted OIBDA margin, %	35.9%	45.8%		40.7%		39.5%	50.4%

TAJIKISTAN (US$ mln)*	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	10.7	7.1	50.7%	8.8	21.6%	30.6	22.6	35.4%
Adjusted OIBDA margin, %	50.7%	45.5%		39.6%		39.1%	38.2%

GEORGIA (GEL mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA Total	3.3	0.6	450.0%	6.4	-48.4%	14.4	1.5	860.0%
Adjusted OIBDA margin, %	16.2%	3.5%		26.8%		17.2%	2.8%

KYRGYZSTAN (KGS mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA Total	713	—	n/a	569	25.3%	2,297	—	n/a
Adjusted OIBDA margin, %	49.8%	—	n/a	41.6%		44.2%	n/a

CIS OIBDA (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	160.3	144.5	10.9%	176.0	-8.9%	637.8	578.3	10.3%
Adjusted OIBDA margin, %	44.3%	49.2%		48.8%		47.1%	50.0%

*	US$ is the functional currency in Uzbekistan and Tajikistan.

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CIS - Operating Highlights

KAZAKHSTAN	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Mobile subscriptions (‘000)	6,867	6,135	11.9%	6,736	1.9%	6,867	6,135	11.9%
MOU, min	123.6	102.3	20.8%	130.3	-5.1%	120.3	93.1	29.2%
ARPU mobile, US$	9.2	8.5	8.2%	9.6	-4.2%	9.2	8.1	13.6%
ARPU mobile, (KZT)	1,359	1,279	6.3%	1,419	-4.2%	1,364	1,202	13.5%
Broadband internet subscriptions (‘000)	12.0	1.3	n/a	6.2	93.5%	12.0	1.3	n/a

ARMENIA	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Mobile subscriptions (‘000)	672	545	23.3%	581	15.7%	672	545	23.3%
including mobile broadband subscriptions	7.0	—	n/a	7.4	-5.4%	7	—	n/a
MOU, min	274.9	268.2	2.5%	286.7	-4.1%	294.3	237.8	23.8%
ARPU mobile, US$	10.0	11.5	-13.0%	11.4	-12.3%	10.3	13.2	-22.0%
ARPU mobile, (AMD)	3,560	4,433	-19.7%	4,176	-14.8%	3,793	4,782	-20.7%
Broadband internet subscriptions (‘000)	68.0	26.2	159.5%	57.8	17.6%	68.0	26.2	159.5%

UZBEKISTAN	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Mobile subscriptions (‘000)	4,822	3,515	37.2%	4,398	9.6%	4,822	3,515	37.2%
including mobile broadband subscriptions	25.5	—	n/a	12.9	97.7%	26	—	n/a
MOU, min	402.9	387.3	4.0%	387.7	3.9%	385.7	314.0	22.8%
ARPU mobile, US$	4.0	4.6	-13.0%	4.1	-2.4%	4.1	4.7	-12.8%
Broadband internet subscriptions (‘000)	11.8	9.0	31.1%	10.4	13.5%	11.8	9.0	31.1%

TAJIKISTAN	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Mobile subscriptions (‘000)	787	743	5.9%	772	1.9%	787	743	5.9%
MOU, min	197.3	173.6	13.7%	191.2	3.2%	178.5	172.9	3.2%
ARPU mobile, US$	7.1	7.2	-1.4%	7.1	0.0%	6.5	7.1	-8.5%

GEORGIA	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Mobile subscriptions (‘000)	560	399	40.4%	529	5.9%	560	399	40.4%
MOU, min	133.8	131.1	2.1%	147.4	-9.2%	136.7	138.3	-1.2%
ARPU mobile, US$	6.6	8.4	-21.4%	8.1	-18.5%	7.5	8.9	-15.7%
ARPU mobile, (GEL)	11.7	15.2	-23.0%	14.9	-21.5%	13.6	14.9	-8.7%

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KYRGYZSTAN	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Mobile subscriptions (‘000)	1,904	—	n/a	1,766	7.8%	1,904	—	n/a
MOU, min	312.9	—	n/a	288.2	8.6%	257.7	—	n/a
ARPU mobile, US$	5.6	—	n/a	5.6	0.0%	5.3	—	n/a
ARPU mobile, (KGS)	261.2	—	n/a	260.0	0.5%	242.0	—	n/a

23

Attachment D: Key Financial Results in US Dollars*

Russia

RUSSIA (US$ millions)	4Q 10	4Q 09	4Q 10 / 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	2,101.7	1,996.0	5.3%	2,099.4	0.1%	8,161.6	7,447.8	9.6%
Adjusted OIBDA	912.7	948.0	-3.7%	987.9	-7.6%	3,775.3	3,696.1	2.1%
Adjusted OIBDA margin, %	43.4%	47.5%		47.1%		46.3%	49.6%
SG&A	584.3	570.0	2.5%	563.6	3.7%	2,230.6	1,975.1	12.9%
including Sales & Marketing Expenses	214.7	191.0	12.4%	197.8	8.5%	763.7	626.1	22.0%
including General & Administrative Costs	369.6	379.0	-2.5%	365.8	1.0%	1,466.9	1,349.0	8.7%
SG&A percentage	27.8%	28.6%		26.8%		27.3%	26.5%
Capital expenditures	806.8	331.8	143.2%	382.6	110.9%	1,557.0	619.5	151.3%

RUSSIA REVENUES (US$ millions)	4Q 10	4Q 09	4Q 10 / 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	2,101.7	1,996.0	5.3%	2,099.4	0.1%	8,161.6	7,447.8	9.6%
Mobile revenues	1,752.6	1,660.0	5.6%	1,757.2	-0.3%	6,826.0	6,170.1	10.6%
Fixed-line revenues	349.1	336.0	3.9%	342.2	2.0%	1,335.6	1,277.7	4.5%
Business segment	158.1	162.0	-2.4%	156.9	0.8%	617.4	656.4	-5.9%
Wholesale	126.5	121.0	4.5%	130.1	-2.8%	491.1	438.2	12.1%
Residential	64.5	53.0	21.7%	55.2	16.8%	227.1	183.2	24.0%

RUSSIA ADJUSTED OIBDA DEVELOPMENT (US$ millions)	4Q 10	4Q 09	4Q 10 / 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	912.7	948.0	-3.7%	987.9	-7.6%	3,775.3	3,696.1	2.1%
Mobile	814.2	851.0	-4.3%	886.2	-8.1%	3,395.8	3,287.9	3.3%
Fixed-line	98.5	97.0	1.5%	101.7	-3.1%	379.5	408.2	-7.0%
Adjusted total OIBDA margin, %	43.4%	47.5%		47.1%		46.3%	49.6%
Mobile, %	46.5%	51.3%		50.4%		49.7%	53.3%
Fixed-line, %	28.2%	28.9%		29.7%		28.4%	31.9%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ32010.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

24

Ukraine

UKRAINE ACTUAL (US$ millions)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	404.0	48.1	739.9%	426.0	-5.2%	1,185.4	203.2	483.4%
Adjusted OIBDA	215.9	7.6	2740.8%	242.2	-10.9%	632.8	36.0	1657.8%
Adjusted OIBDA margin, %	53.5%	15.8%		56.9%		53.4%	17.7%
SG&A	119.0	18.7	536.4%	110.6	7.6%	336.0	78.4	328.6%
including Sales & Marketing Expenses	22.2	3.5	534.3%	21.2	4.7%	63.7	15.9	300.6%
including General & Administrative Costs	96.8	15.2	536.8%	89.4	8.3%	272.3	62.5	335.7%
SG&A percentage	29.5%	38.9%		26.0%		28.3%	38.6%
Capital expenditures	73.6	11.0	569.1%	51.0	44.3%	189.3	19.8	856.1%

UKRAINE ACTUAL REVENUES (US$ millions)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	404.0	48.1	739.9%	426.0	-5.2%	1,185.4	203.2	483.4%
Mobile	387.1	23.8	1526.5%	410.0	-5.6%	1,111.4	110.4	906.7%
Fixed-line	16.9	24.3	-30.5%	16.0	5.6%	74.0	92.8	-20.3%
Business segment	9.8	10.3	-4.9%	9.5	3.2%	37.8	42.0	-10.0%
Wholesale	3.2	12.4	-74.2%	3.5	-8.6%	23.9	44.7	-46.5%
Residential	3.9	1.6	143.8%	3.0	30.0%	12.3	6.1	101.6%

25

CIS Revenues in US$

KAZAKHSTAN (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	193.6	170.4	13.6%	197.4	-1.9%	734.8	653.3	12.5%
Mobile	188.3	167.7	12.3%	192.8	-2.3%	717.9	643.4	11.6%
Fixed-line	5.3	2.7	96.3%	4.6	15.2%	16.9	9.9	70.7%

ARMENIA (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	47.5	47.3	0.4%	48.7	-2.5%	182.4	200.6	-9.1%
Mobile	19.5	18.3	6.6%	21.1	-7.6%	73.2	79.6	-8.0%
Fixed-line	28.0	29.0	-3.4%	27.6	1.4%	109.2	121.0	-9.8%

UZBEKISTAN (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	59.0	50.2	17.5%	53.8	9.7%	209.5	211.4	-0.9%
Mobile	56.4	47.5	18.7%	51.4	9.7%	199.6	199.3	0.2%
Fixed-line	2.6	2.7	-3.7%	2.4	8.3%	9.9	12.1	-18.2%

TAJIKISTAN (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	21.1	15.6	35.3%	22.2	-5.0%	78.2	59.2	32.1%
Mobile	16.6	15.6	6.4%	16.5	0.6%	61.3	59.2	3.5%
Fixed-line	4.5	—	n/a	5.7	-21.1%	16.9	—	n/a

GEORGIA (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Net operating revenues	11.5	10.2	12.7%	13.0	-11.5%	46.9	32.2	45.7%
Mobile	11.0	10.2	7.8%	12.6	-12.7%	45.3	32.2	40.7%
Fixed-line	0.5	—	n/a	0.4	25.0%	1.6	—	n/a

KYRGYZSTAN (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Mobile net operating revenues	30.6	—	n/a	29.3	4.4%	112.9	—	n/a

26

CIS Adjusted OIBDA in US$

KAZAKHSTAN (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	99.1	93.9	5.5%	111.8	-11.4%	405.1	359.5	12.7%
Adjusted OIBDA margin, %	51.2%	55.1%		56.6%		55.1%	55.0%

ARMENIA (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	17.9	24.1	-25.7%	22.1	-19.0%	78.2	101.0	-22.6%
Adjusted OIBDA margin, %	37.7%	51.0%		45.4%		42.9%	50.3%

UZBEKISTAN (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	21.2	23.0	-7.8%	21.9	-3.2%	82.8	106.5	-22.3%
OIBDA Margin, %	35.9%	45.8%		40.7%		39.5%	50.4%

TAJIKISTAN (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	10.7	7.1	50.7%	8.8	21.6%	30.6	22.6	35.4%
Adjusted OIBDA margin, %	50.7%	45.5%		39.6%		39.1%	38.2%

GEORGIA (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA total	1.9	0.4	375.0%	3.5	-45.7%	8.1	1.0	710.0%
Adjusted OIBDA margin, %	16.5%	3.9%		26.9%		17.3%	3.1%

KYRGYZSTAN (US$ mln)	4Q 10	4Q 09	4Q 10/ 4Q 09	3Q 10	4Q 10/ 3Q 10	2010	2009	2010/ 2009
Adjusted OIBDA Total	15.2	—	n/a	12.2	24.6%	49.7	—	n/a
Adjusted OIBDA margin, %	49.7%			41.6%		44.0%

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Attachment E: Definitions

Adjusted OIBDA is a non-U.S. GAAP financial measure. Adjusted OIBDA, previously referred to as EBITDA or OIBDA by OJSC VimpelCom, is defined as operating income before depreciation, amortization and impairment loss. Our management uses adjusted OIBDA and adjusted OIBDA margin as supplemental performance measures and believes that adjusted OIBDA and adjusted OIBDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of adjusted OIBDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. Adjusted OIBDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide OIBDA or EBITDA (earnings before interest, taxes, depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment loss, which items may significantly affect operating income between periods. However, our adjusted OIBDA results may not be directly comparable to other companies’ reported OIBDA or EBITDA results due to variances and adjustments in the components of OIBDA (including our calculation of adjusted OIBDA) or calculation measures. Additionally, a limitation of adjusted OIBDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of adjusted OIBDA to net income, the most directly comparable U.S. GAAP financial measure, is presented in the supplementary file FinancialOperatingQ42010.xls on our website at http://vimpelcom.com/ir/financials/results.wbp except annual amounts presented below in the reconciliation tables section.

Adjusted OIBDA margin is a non-U.S. GAAP financial measure. We calculate adjusted OIBDA margin as adjusted OIBDA divided by net operating revenues, expressed as a percentage. Reconciliation of adjusted OIBDA margin to net income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented in the supplementary file FinancialOperatingQ42010.xls on our website at http://vimpelcom.com/ir/financials/results.wbp except annual amounts presented below in the reconciliation tables section.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscriptions during the period and dividing by the number of months in that period.

Broadband subscriptions are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile internet access via USB modems using 3G/HSDPA technologies.

Capital expenditures (Capex) - purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

CIS Geographic Segment for the purpose of VimpelCom’s reporting includes our operations in the following countries: Kazakhstan, Kyrgyzstan, Uzbekistan, Tajikistan, Armenia and Georgia. Starting from the second quarter 2010 OJSC VimpelCom’s operation in Ukraine was included into a separate reporting segment together with Kyivstar and reported on a pro-forma basis for all periods starting from the first quarter of 2010.

Free cash flow is a non-U.S. GAAP financial measure and is calculated as net income plus depreciation and amortization minus capital expenditures for the reported period (a quarter or a year, respectively). The Company believes that free cash flow provides useful information to investors because it is an indicator of our company’s operational and financial performance and represents our ability to generate cash to maintain or expand our asset base. The Company also refers to

28

free cash flow in determining its dividends. Free cash flow should not be considered in isolation as an alternative to operating cash flow or any other measure of the company’s cash flows management.

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

SEA Geographic segment – VimpelCom’s operations in South-East Asia, which include operations in Cambodia and VimpelCom’s respective equity in net results of operations of its Vietnamese associate entity GTEL-Mobile JSC (“GTEL-Mobile”).

Mobile subscriptions are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscriptions also includes SIM-cards for use of mobile Internet service via USB modems.

Mobile services are wireless voice and data transmission services excluding WiFi.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscriptions during the period and dividing by the number of months in that period.

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents and long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Reportable segments – The Company identified Russia mobile, Russia fixed-line, CIS, Ukraine and All other reporting segments based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Mobile lines primarily include activities for the providing of wireless telecommunication services to the Company’s subscribers and other operators; fixed-line primarily includes all activities for providing wireline telecommunication services, broadband and consumer Internet. Intersegment revenues are eliminated in consolidation.

ROCE is a non-U.S. GAAP financial measure and is calculated as operating income for the last twelve months divided by the sum of net debt, total equity and redeemable noncontrolling interest calculated as an average of the quarter-end balances for the last four quarters. The Company believes that ROCE (return on capital employed) provides useful information to management of our company and investors because it is an indicator of our company’s operational performance and represents a return on employed capital at the end of each reported period. Calculation of ROCE on the basis of U.S. GAAP financial measures is presented in the reconciliation tables section below (Attachment B).

ROIC is a non-U.S. GAAP financial measure and is calculated as operating income for the last twelve months divided by the sum of property and equipment, licenses, intangible assets, goodwill, software and frequency permissions as reflected on the balance sheet as of the end of the period. The Company believes that ROIC (return on invested capital) provides useful

29

information to management of our company because it is an indicator of our company’s operational performance and provides a useful indication of how profitably our company used its resources in each reportable segment over the reported period. Calculation of ROIC on the basis of U.S. GAAP financial measures is presented below in the reconciliation tables section below (Attachment B).

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Ukraine segment – Due to change in the reporting structure of VimpelCom and in line with intentions made public by the Company in the previous quarter, Ukraine was considered to be a separate reporting segment apart from the CIS and includes the operations of VimpelCom’s indirect Ukrainian subsidiaries Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”) and “Golden Telecom” Limited Liability Company (“GT LLC”)), as well as Kyivstar.

VAS (value added services) includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services.

Voice revenue – for the purpose of press-release voice revenue includes voice revenue generated by our subscribers, roaming revenues generated by our subscribers and guest roamers and interconnect revenue. In our annual report and annual report on Form 20-F we report each of these types of revenues separately.

30

VimpelCom Ltd 4Q10 and FY10 Presentation Amsterdam March 29th, 2011 Exhibit 99.2

© VimpelCom Ltd 2011
2
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section
27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), the Company’s proxy statement furnished to the SEC on Form 6-K on February 15, 2011, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31,
2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

© VimpelCom Ltd 2011
3
Participants
Q&A Session
will be joined by:
Elena Shmatova
Head of Russian operations
Dmitry Kromsky
Head of the CIS operations
Andrew Simmons
CFO of Ukrainian operations
Alexey Subbotin
Head of Investor Relations
Alexander Izosimov
President and Chief Executive Officer
Henk van Dalen
Chief Financial Officer
Presentation

© VimpelCom Ltd 2011
4
Corporate highlights
4Q10 results
2010 full year results
• Net operating revenues increased by 22.0% y-o-y to $2.8 billion
• Adjusted OIBDA* reached $1.3 billion (up 15.0% y-o-y); consolidated OIBDA margin of 44.5%
• Net income attributable to VimpelCom Ltd was $461.2 million (up 62.7% y-o-y)
• Net cash from operating activities was $769.0 million (up 2.4% y-o-y)
• Number of mobile subscriptions increased to 92.7 million (up 43.5% y-o-y); broadband subscriptions grew to 3.8 million (up 66.2% y-o-y)
• Net operating revenues increased by 20.8% y-o-y to $10.5 billion
• Adjusted OIBDA reached $4.9 billion (up 15.4% y-o-y); consolidated OIBDA margin of 46.9%
• Net income attributable to VimpelCom Ltd was $1.7 billion (up 49.2% y-o-y)
• Net cash from operating activities was $3.7 billion (up 4.5 % y-o-y)
• Capex reached $2.2 billion or 19.2% of revenues which is within the targeted range
• Net debt during the year decreased by $0.7 billion
• Interim dividends over 2010 declared and paid in the amount of $850 million, final dividend for 2010 to follow
*Herein Adjusted OIBDA and Adjusted OIBDA margin
are referred to as OIBDA and OIBDA margin,
respectively

© VimpelCom Ltd 2011
5
913
216
160
-37
1,252
1,378
1, 088
Russia
4Q10
Ukraine
4Q10
CIS 4Q10 SEA and
eliminations
VimpelCom VimpelCom VimpelCom
Ltd 4Q10 Ltd 3Q10 Ltd 4Q09
Group 4Q10 Financial Highlights
Revenue
*
, USD mln
Net Income attributable to
VimpelCom Ltd, USD mln
OIBDA
**
, USD mln
Net cash and Capex, USD mln
* Herein refers to Net operating revenues
751
803
1,001
1,097
769
423
179
381
520
1,143
4Q09 1Q10 2Q10 3Q10 4Q10
Net cash from operating activities CAPEX
+15.0% y-o-y
-9.2% q-o-q
** Adjusted OIBDA and Adjusted OIBDA margin are referred to as
OIBDA and OIBDA margin, respectively
2,102
2,816 2,824
2, 309
404
-52
362
Russia
4Q10
Ukraine
4Q10
CIS 4Q10 SEA and VimpelComVimpelComVimpelCom
eliminations Ltd 4Q10 Ltd 3Q10 Ltd 4Q09
430
65
29
-63
461
496
283
Russia
4Q10
Ukraine
4Q10
CIS 4Q10 SEA and VimpelComVimpelComVimpelCom
eliminations Ltd 4Q10 Ltd 3Q10 Ltd 4Q09
+22.0% y-o-y
-0.3% q-o-q
+62.7% y-o-y
-7.0% q-o-q

© VimpelCom Ltd 2011
6
Group FY10 Financial Highlights
Revenue
*
, USD mln
Net Income attributable to
VimpelCom Ltd, USD mln
OIBDA
**
, USD mln
** Adjusted OIBDA and Adjusted OIBDA margin are referred to as
OIBDA and OIBDA margin, respectively
* Refers to Net operating revenues
1,612
160
113
- 212
1,673
1,122
Russia FY10 Ukraine FY10 CIS FY10 SEA and
eliminations
VimpelCom Ltd
FY10 FY09
8,162
10 513
8,703
1,185
-
188
1,354
Russia FY10 Ukraine FY10 CIS FY10 SEA and
eliminations
VimpelCom
Ltd FY10
VimpelCom
Ltd FY09
VimpelCom Ltd
3,775
633
638
-
114
4,932
4,273
Russia FY10 Ukraine FY10 CIS FY10 SEA and
eliminations
VimpelCom
Ltd FY10
VimpelCom
Ltd FY09
19.7%
24.4%
19.9%
2008 2009 2010
ROCE, %
+49.2% y-o-y
+15.4% y-o-y
+20.8% y-o-y

© VimpelCom Ltd 2011
7
Group Financial Position
Key Ratios and Indicators
Cash Flow Dynamics, USD mln
*
OIBDA represents adjusted OIBDA, which constitutes the sum of the lines: Operating income and Depreciation, amortization and impairment loss.
**
Net Debt is calculated as Total Debt minus Cash and cash equivalents and deposits
($ mln)
Dec 31,
2010
Dec 31,
2009
Dec 31,
2008
Cash and Cash Equivalents 885 1,447 915
Total Assets 19,928 14,733 15,725
Total Debt 5,661 7,353 8,443
  -Short-term 1,162 1,813 1,909
  -Long-term 4,499 5,540 6,534
Equity and redeemable
noncontrolling interest
11,335 5,017 4,610
OIBDA* 4,932 4,272 4,860
- Depreciation, amortization and
impairment loss 2,079 1,694 2,324
- Operating income 2,852 2,578 2,536
Interest expense 540 599 496
Net cash from operating activities 3,670 3,513 3,422
Debt/OIBDA 1.1 1.7 1.7
OIBDA/Interest expense
9.1 7.1 9.8
Debt/Assets 0.28 0.50 0.54
Net Debt** 4,740 5,420 7,528
4,860
4,272
4,932
2,571
814
2,224
2008 2009 2010
OIBDA Capex

© VimpelCom Ltd 2011
8
Consolidated Cash and Debt Development
2010 Development, USD million
(5,420)
3, 670
(1,782)
(196) 167
(480)
(600)
(99)
(4,740)
Net debt as of
Dec 31, 2009
Net cash
provided by
operating
activities
Cash paid for
capex
Cash paid for
acquisitions
net of cash
acquired
Cash balance
of Kyivstar as
of April 21,
2010
Purchase of
own shares
Dividends to
shareholders
Other
adjustments
Net debt as of
Dec 31, 2010

© VimpelCom Ltd 2011
9
80
244
477
361
462
1,490
118
818
611
0
1,000
1Q11 2Q11 3Q11 4Q11 2011 2012 2013 2014 2015 2016 2017 2018
Group Debt Profile as of December 31, 2010
Debt Maturity  Schedule, USD mln
Debt Composition by Currency
- due in 2011 - due after 2011
- EUR - RUR - USD
1,162
- paid
75%
65%
50%
10%
9%
15%
26%
50%
2008 2009 2010
80
$5, 661 mln of total debt

© VimpelCom Ltd 2011
10
Dividends for 2010
•
Interim dividend of $600 million or $0.46 per ADS,
declared and paid in December 2010
•
Interim dividend of $250 million or $0.19 per ADS,
declared and paid in March 2011
•
Final dividend expected in the first half of 2011
Dividend policy: to distribute at least 50% of Free Cash
Flow
*
from Russian operations and Kyivstar
* Free cash flow is calculated as Net income plus depreciation, amortization and impairment loss and minus capital
expenditures

© VimpelCom Ltd 2011
11
51,0 50,9
51,3
50,9
51,6
52,0
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4Q 10
0,8
1,0
1,1
1,1
1,2
1,4
0,9
1,0
1,2
1,3
1,5
1,9
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4Q 10
USB modems subs FTTB
378
393
372
357
358
384
251
275 275
251
246
238
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4Q 10
FTTB USB modems
Russia: Operating Highlights
Mobile subscriptions, mln
Broadband subscriptions, mln
ARPU and MOU
Broadband ARPU, RUR
1.7
2.4
2.7
2.0
2.3
3.3
+2.2% y-o-y
+0.8% q-o-q
+61.6% y-o-y
+22.0% q-o-q
332
317
308
330
343
333
214
218
204
219
222
228
150,0
300,0
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4Q 10
ARPU (RUR) MOU (min)

© VimpelCom Ltd 2011
12
21,7
10,2
17,6
11,7 11,8
-1,9
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4Q 10
Russia: Financial Highlights
Revenue, RUR bn
CAPEX
OIBDA (RUR bn) and OIBDA Margin
Free Cash Flow, RUR bn
61.2
61.7
64.3 58.8
57.4
64.5
+9.7% y-o-y
+0.4% q-o-q
+0.3% y-o-y
-7.3% q-o-q
51,3
48,9 47,9
51,8
53,8 53,8
9,9
9,9
9,5
9,9
10,5 10,7
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4Q 10
Mobile Fixed-line
31,2
28,0
27,2
29,1
30,2
28,0
50,9%
47,5% 47,5%
47,2% 47,0%
43,4%
20,0%
30,0%
40,0%
50,0%
60,0%
70,0%
80,0%
90,0%
100,0%
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4Q 10
OBDA OIBDA Margin
2,8 9,8 3,7 7,4 11,7 24,8
12,2%
8,3% 8,5%
10,0%
13,4%
19,1%
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4Q 10
CAPEX (RUR bn) CAPEX/Revenue LTM

© VimpelCom Ltd 2011
13
53
45
50
43
38 38
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
70
109
134
164
214
266
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
24,5
24,0 23,9 24,1
25,1
24,4
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Ukraine (pro-forma): Operating Highlights
Mobile subscriptions, mln
Fixed-line broadband subscriptions, ‘000
ARPU and MOU
Fixed-line broadband ARPU, UAH
+1.5% y-o-y
-2.7% q-o-q
+144.0% y-o-y
+24.3% q-o-q
40,8
40,0
36,5
39,7
42,6
40,3
331
379
406
427
433
457
150,0
300,0
450,0
600,0
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
ARPU (UAH) MOU

© VimpelCom Ltd 2011
14
378
421
480
538
403
584
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
1.6
1.6
1.4
1.7
1.9
1.7
50,2%
51,8%
49,4%
54,2%
56,8%
53,4%
30,0%
35,0%
40,0%
45,0%
50,0%
55,0%
60,0%
65,0%
70,0%
75,0%
80,0%
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
OIBDA OIBDA Margin
3.2
3.2
2.9
3.0
3.4
3.2
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Ukraine (pro-forma): Financial Highlights
Revenue, UAH bn
CAPEX, UAH mln
OIBDA (UAH bn) and OIBDA Margin
Free Cash Flow, UAH bn
+0.7% y-o-y
-5.0% q-o-q
+4.0% y-o-y
-10.7% q-o-q
0,9
1,0
0,8
0,9
1,3
1,6
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10

© VimpelCom Ltd 2011
15
155
145
140
162
176
160
52,1%
49,2%
47,4%
48,2%
48,8%
44,3%
30,0%
35,0%
40,0%
45,0%
50,0%
55,0%
60,0%
65,0%
70,0%
75,0%
80,0%
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4 Q 10
OIBDA OIBDA Margin
260 259 261
297
321 321
37
35
34
39
41 41
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4 Q 10
Fixed-line Mobile
CIS Operations
*
* This segment includes our operations in Kazakhstan,
Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia.
OIBDA (USD mln)and OIBDA Margin Revenue, USD mln
CAPEX, USD mln
Free Cash Flow, USD mln
297
336
362
295 294
362
+23.3% y-o-y
+0.3% q-o-q
+10.9% y-o-y
-8.9% q-o-q
21,5
57,1 32,3
70,7 78,3 256,1
16,1%
9,2%
11,4%
14,9%
18,5%
32,3%
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10 4 Q 10
Capex Capex/Revenue LTM
100
56
76
37
52
- 143
3Q 09 4Q 09 1Q 10 2Q 10 3Q 10
4 Q 10

© VimpelCom Ltd 2011
16
South-East Asia
Vietnam
Cambodia
• 80% population coverage in a country with 15 mln people
• Active subscriber base above 0.65 mln
• 38% q-o-q revenue growth
Laos
• Coverage of 85% of urban and 32% of rural population
• 0.52 mln subscriptions as of the end of February 2011
• Market share of 26% in terms of subscriber base
• 57% population coverage in a country with 89.5 mln people
• Operations in the 51 most populated provinces
• Development of alternative sales channels

© VimpelCom Ltd 2011
17
Summary
•
Solid financial performance by the Group
•
Focus on growth acceleration in Russia
•
Ukraine delivers on promises with market share recovery and
synergies ahead of expectations
•
Taking business to the next level through Wind Telecom deal

© VimpelCom Ltd 2011 18 APPENDICES

© VimpelCom Ltd 2011
19
Source: National Banks of the CIS countries,
Company calculations
FOREX Development
1Q10 2Q10 3Q10 4Q10
Currency
Opening
rate
Average
rate
Closing
rate
Average
rate
Closing
rate
Average
rate
Closing
rate
Average
rate
Closing
rate
RUR
30.19 29.89 29.36 30.24 31.20 30.62 30.40 30.71 30.48
UAH
7.99
7.99 7.93 7.92 7.91 7.90 7.91 7.93 7.96
KZT
148.46 147.68 147.11 146.81 147.46 147.40 147.47 147.49 147.40
AMD
377.89 384.26 400.50 384.49 367.50 365.57 361.31 360.72 363.44
GEL
1.69 1.72 1.75 1.80 1.84 1.84 1.81 1.77 1.77

VimpelCom

Ukraine
Georgia
Armenia
Kazakhstan
Kyrgyzstan
Uzbekistan
Tajikistan
Vietnam
Laos
Cambodia
GSM & 3G licenses
GSM license only
No VIP license
VimpelCom

© VimpelCom Ltd 2011
20
Map of Operations
Population: 45.3 mln.
URS acquired: Nov ’05
Kyivstar:          Apr ‘10
Penetration: 110%
GDP* 6,700
Population: 7.0 mln.
Acquired: Jan. 2006
Penetration: 77%
GDP* 2,000
Population: 3.0 mln.
Acquired: Nov. 2006
Penetration: 119%
GDP* 5,800
Population: 28.0 mln.
Acquired: Jan. 2006
Penetration: 75%
GDP* 3,100
Population: 4.2 mln.
Acquired: Jul. 2006
Penetration: 105%
GDP* 4,800
Population: 15.8 mln.
Acquired: Sept. 2004
Penetration: 109%
GDP* 12,800
Population: 89.5 mln.
JVA signed: Jul. 2008
Penetration: 152%
GDP* 3,100
Population: 15.0 mln.
Acquired : Jul. 2008
Penetration: 59%
GDP* 2,000
Population: 5.6 mln.
Consolidated: Jan ‘10
Penetration: 90%
GDP* 2,200
Population: 140.1 mln.
Penetration: 157%
GDP*: 15,900
Russia
Population: 6.5 mln.
Acquired : Mar. 2011
Penetration: 52%
GDP* 2,400
* CIA – The World Factbook
Population and Penetration figures are provided by © 2011 Informa
Telecoms &Media

Exhibit 99.3

VimpelCom Ltd. Group

(in US$ millions, unless stated otherwise, unaudited)
CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	1,488.0	1,717.0	1,956.0	2,010.0	2,108.0	2,611.0	2,843.0	2,555.0	1,973.0	2,145.5	2,275.8	2,308.6	2,231.1	2,641.6	2,824.4	2,815.6
Gross margin	1,221.0	1,403.0	1,590.0	1,643.0	1,675.0	2,012.0	2,149.0	1,917.0	1,504.0	1,673.2	1,760.5	1,776.0	1,703.2	2,040.7	2,185.4	2,115.0
Gross margin, %	82.1%	81.7%	81.3%	81.7%	79.5%	77.1%	75.6%	75.0%	76.2%	78.0%	77.4%	76.9%	76.3%	77.3%	77.4%	75.1%
Adjusted OIBDA	766.0	897.0	1,015.0	918.0	1,126.0	1,223.0	1,388.0	1,124.0	948.7	1,087.6	1,148.3	1,087.9	1,041.2	1,261.8	1,377.7	1,251.6
Adjusted OIBDA, %	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.7%	50.5%	47.1%	46.7%	47.8%	48.8%	44.5%
SG&A	439.0	494.0	557.0	716.0	528.0	774.0	749.0	787.0	538.0	573.5	599.2	679.8	643.3	766.4	799.1	854.7
including Sales & Marketing Expenses	136.0	167.0	186.0	219.0	187.0	215.0	242.0	285.0	156.0	168.2	184.1	218.1	190.8	226.6	248.3	271.2
including advertising	52.0	67.0	66.0	92.0	69.0	89.0	86.0	101.0	26.0	37.1	38.0	56.7	29.9	51.5	54.8	65.4
including General & Administrative Costs	303.0	327.0	371.0	497.0	341.0	559.0	507.0	502.0	382.0	405.3	415.1	461.7	452.5	539.8	550.8	583.5
SG&A, %	29.5%	28.8%	28.5%	35.6%	25.0%	29.6%	26.3%	30.8%	27.3%	26.7%	26.3%	29.4%	28.8%	29.0%	28.3%	30.4%
Net Income attributable to VimpelCom Ltd	277.0	359.0	458.0	368.0	601.0	470.0	269.0	-816.0	-297.0	700.5	434.5	283.4	381.5	334.7	495.9	461.2
Capital Expenditures	303.5	334.8	338.8	795.8	358.5	664.0	692.9	855.5	112.9	155.3	123.2	422.7	179.3	381.5	520.1	1,142.6

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	1,454.0	1,682.0	1,918.0	1,974.0	1,943.0	2,176.0	2,396.0	2,141.0	1,617.0	1,802.0	1,926.0	1,942.0	1,888.0	2,288.9	2,484.9	2,454.7
Subscriptions (‘000)	45,784	47,702	50,686	51,740	52,293	53,707	57,758	61,029	62,724	63,676	65,358	64,596	66,821	89,371	91,959	92,673

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	34.2	35.2	37.6	36.3	164.9	435.7	449.3	419.7	362.1	350.1	359.0	376.8	352.3	361.7	375.1	394.6
Broadband subscriptions (‘000)	0.0	0.0	0.0	0.0	542.1	617.1	785.5	1,221.3	1,559.9	1,738.8	1,930.0	2,256.8	2,527.2	2,744.8	3,065.5	3,738.4
BB subscritions using USB modems (‘000)	0.0	0.0	0.0	0.0	0.0	0.0	91.0	412.0	650.0	763.0	896.0	1,038.0	1,182.5	1,317.1	1,520.3	1,959.5
BB fixed-line subscriptions (‘000)	0.0	0.0	0.0	0.0	542.1	617.1	694.5	809.3	909.9	975.8	1,033.8	1,218.8	1,344.7	1,427.7	1,545.2	1,778.9

Reconciliation of Adjusted OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	766	897	1,015	918	1,126	1,223	1,388	1,124	949	1,088	1,148	1,088	1,041	1,262	1,378	1,252
Depreciation	(269)	(285)	(286)	(331)	(357)	(385)	(400)	(379)	(309)	(326)	(366)	(393)	(353)	(377)	(408)	(436)
Amortization	(53)	(54)	(55)	(56)	(67)	(101)	(98)	(94)	(73)	(70)	(71)	(87)	(67)	(117)	(138)	(185)
Impairment loss	0	0	0	0	0	0	0	(443)	0	0	0	0	0	0	0	0
Operating income	444	558	674	531	702	737	890	208	568	692	711	608	622	769	832	630
Interest income	5	8	9	12	15	25	18	14	15	19	8	10	12	16	15	14
Net foreign exchange gain/(loss)	17	8	26	22	185	26	(341)	(1,012)	(746)	323	25	(14)	105	(126)	27	(10)
Interest expense	(46)	(48)	(51)	(50)	(79)	(121)	(142)	(154)	(137)	(141)	(157)	(164)	(142)	(132)	(126)	(140)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	2	(63)	(35)	5	5	(10)	(4)	11	19	27
Other (expense)/income, net	(11)	(8)	(9)	31	(9)	(3)	(7)	1	(7)	1	(3)	(24)	(48)	(10)	(27)	(6)
Income tax expense	(120)	(144)	(171)	(159)	(196)	(179)	(139)	209	34	(191)	(152)	(125)	(153)	(178)	(230)	(44)
Net income/(loss)	289	374	478	387	618	485	281	(797)	(309)	707	436	281	392	349	510	470

Adjusted OIBDA margin as a percentage of net operating revenue	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.7%	50.5%	47.1%	46.7%	47.8%	48.8%	44.5%
Depreciation	(18.1%)	(16.6%)	(14.6%)	(16.5%)	(16.9%)	(14.7%)	(14.1%)	(14.9%)	(15.6%)	(15.2%)	(16.2%)	(17.0%)	(15.8%)	(14.3%)	(14.5%)	(15.5%)
Amortization	(3.6%)	(3.1%)	(2.8%)	(2.8%)	(3.2%)	(3.9%)	(3.4%)	(3.7%)	(3.7%)	(3.3%)	(3.1%)	(3.8%)	(3.0%)	(4.4%)	(4.9%)	(6.6%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(17.3%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	29.8%	32.5%	34.5%	26.4%	33.3%	28.2%	31.3%	8.1%	28.8%	32.2%	31.2%	26.3%	27.9%	29.1%	29.4%	22.4%
Interest income	0.3%	0.5%	0.5%	0.6%	0.7%	1.0%	0.6%	0.5%	0.8%	0.9%	0.3%	0.5%	0.5%	0.6%	0.5%	0.5%
Net foreign exchange gain/(loss)	1.1%	0.5%	1.3%	1.1%	8.8%	1.0%	(12.0%)	(39.6%)	(37.8%)	15.1%	1.1%	(0.6%)	4.7%	(4.8%)	1.0%	(0.4%)
Interest expense	(3.1%)	(2.8%)	(2.6%)	(2.5%)	(3.7%)	(4.6%)	(5.0%)	(6.0%)	(7.0%)	(6.6%)	(6.9%)	(7.1%)	(6.4%)	(5.0%)	(4.5%)	(5.0%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	(2.5%)	(1.8%)	0.2%	0.2%	(0.4%)	(0.2%)	0.4%	0.7%	0.9%
Other (expense)/income, net	(0.6%)	(0.5%)	(0.6%)	1.6%	(0.5%)	(0.1%)	(0.2%)	0.1%	(0.3%)	0.1%	0.0%	(1.0%)	(2.0%)	(0.4%)	(0.8%)	(0.2%)
Income tax expense	(8.1%)	(8.4%)	(8.7%)	(7.9%)	(9.3%)	(6.9%)	(4.9%)	8.2%	1.7%	(8.9%)	(6.7%)	(5.4%)	(6.9%)	(6.7%)	(8.2%)	(1.6%)
Net income/(loss) margin	19.4%	21.8%	24.4%	19.3%	29.3%	18.6%	9.9%	(31.2%)	(15.6%)	33.0%	19.2%	12.2%	17.6%	13.2%	18.1%	16.7%

Russia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	1,279	1,460	1,653	1,702	1,797	2,239	2,426	2,157	1,661	1,838	1,953	1,996	1,919	2,042	2,099	2,102
Gross margin	1,065	1,209	1,363	1,410	1,445	1,730	1,852	1,619	1,260	1,431	1,499	1,526	1,450	1,530	1,560	1,503
Gross margin, %	83.3%	82.8%	82.5%	82.8%	80.4%	77.3%	76.3%	75.1%	75.9%	77.9%	76.8%	76.5%	75.6%	74.9%	74.3%	71.5%
Adjusted OIBDA	676	780	871	773	988	1,068	1,213	945	806	948	995	948	911	964	988	913
Adjusted OIBDA, %	52.9%	53.4%	52.7%	45.4%	55.0%	47.7%	50.0%	43.8%	48.5%	51.6%	50.9%	47.5%	47.5%	47.2%	47.1%	43.4%
SG&A	375	419	477	633	438	650	629	670	438	474	493	570	524	558	564	584
including Sales & Marketing Expenses	114	141	159	186	158	181	203	246	132	146	157	191	166	185	198	215
including advertising	42	56	56	79	56	74	72	86	19	30	30	47	23	34	37	44
including General & Administrative Costs	261	278	318	447	280	469	426	424	306	328	336	379	358	373	366	370
SG&A, %	29.3%	28.7%	28.9%	37.2%	24.4%	29.0%	25.9%	31.1%	26.4%	25.8%	25.2%	28.6%	27.3%	27.3%	26.8%	27.8%
Net Income attributable to VimpelCom Ltd	280	356	423	364	614	457	256	-547	-282	691	457	325	391	333	458	430
Capital Expenditures	199.6	189.0	216.9	467.2	212.4	425.1	505.8	644.7	90.4	107.1	90.3	331.8	124.1	243.5	382.6	806.8

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	1,279	1,460	1,653	1,702	1,675	1,862	2,034	1,791	1,344	1,531	1,636	1,660	1,602	1,714	1,757	1,753
including Mobile Interconnect	171	203	224	253	252	269	285	257	190	212	220	238	228	247	250	263
Adjusted OIBDA	676	780	871	773	957	985	1,110	872	700	842	895	851	820	875	886	814
Adjusted OIBDA, %	52.9%	53.4%	52.7%	45.4%	57.1%	52.9%	54.6%	48.7%	52.1%	55.0%	54.7%	51.3%	51.2%	51.1%	50.4%	46.5%
Subscriptions (‘000)	38,631	40,140	41,802	42,221	42,079	42,485	45,093	47,677	49,351	49,971	51,028	50,886	51,254	50,912	51,615	52,020
ARPU, US$	10.9	12.3	13.4	13.5	13.2	14.7	15.2	12.5	9.1	10.1	10.6	10.8	10.3	10.9	11.2	10.8
MOU, min	160.9	192.6	208.9	204.1	198.7	220.3	228.5	227.8	203.0	211.8	213.6	217.7	203.9	219.3	222.1	228.4
Churn 3 months active base (quarterly), %	n/a	7.5%	8.1%	9.1%	9.2%	8.7%	7.7%	9.0%	8.4%	10.5%	10.9%	12.9%	10.6%	12.8%	12.3%	15.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	—	—	—	—	122	377	392	366	317	307	317	336	317	328	342	349
including business segment	—	—	—	—	68	207	213	200	171	164	160	162	150	153	157	158
including wholesale segment	—	—	—	—	40	123	133	118	105	99	112	121	114	121	130	127
including residential segment	—	—	—	—	14	47	46	48	41	44	45	53	53	54	55	65
Adjusted OIBDA	—	—	—	—	28	83	103	74	106	105	100	97	91	89	102	99
Adjusted OIBDA, %	—	—	—	—	23.0%	22.0%	26.3%	20.2%	33.4%	34.2%	31.5%	28.9%	28.7%	27.1%	29.7%	28.2%
Broadband subscriptions (‘000)	—	—	—	—	530	604	764	1,182	1,498	1,659	1,833	2,111	2,335	2,499	2,757	3,348
BB subscritions using USB modems (‘000)	—	—	—	—	0	0	91	412	650	763	896	1,038	1,168	1,300	1,500	1,927
BB fixed-line subscriptions (‘000)	—	—	—	—	0	604	673	770	848	896	937	1,073	1,167	1,199	1,257	1,421
Broadband services ARPU, blended, US$	—	—	—	—	17.6	16.9	15.4	13.7	11.0	10.2	10.6	11.9	11.2	10.1	9.8	9.9

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	676	780	871	773	988	1,068	1,213	945	806	948	995	948	911	964	988	913
Depreciation	(232)	(240)	(250)	(268)	(287)	(310)	(332)	(293)	(242)	(264)	(291)	(304)	(279)	(262)	(270)	(276)
Amortization	(29)	(29)	(29)	(31)	(35)	(62)	(54)	(52)	(39)	(39)	(40)	(47)	(41)	(41)	(41)	(41)
Impairment loss	0	0	0	0	0	0	0	(353)	0	0	0	0	0	0	0	0
Operating income	415	511	592	474	666	696	827	247	525	645	664	597	591	661	677	596
Interest income	9	13	15	18	23	34	28	27	28	33	22	25	27	28	24	30
Net foreign exchange gain/(loss)	7	4	26	17	183	4	(345)	(753)	(696)	323	52	(14)	106	(114)	22	(2)
Interest expense	(40)	(42)	(45)	(41)	(73)	(119)	(139)	(150)	(137)	(142)	(157)	(162)	(144)	(134)	(123)	(141)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	2	(65)	(38)	10	12	5	2	19	28	36
Other (expense)/income, net	(6)	(6)	(11)	27	1	1	(3)	(1)	1	1	1	(23)	(47)	(13)	(3)	4
Income tax expense	(104)	(124)	(154)	(132)	(183)	(162)	(113)	148	35	(176)	(141)	(106)	(144)	(115)	(165)	(94)
Net income/(loss)	281	356	423	363	617	454	257	(547)	(282)	694	453	322	391	332	460	430
Adjusted OIBDA margin as a percentage of net operating revenue	52.9%	53.4%	52.7%	45.4%	55.0%	47.7%	50.0%	43.8%	48.5%	51.6%	50.9%	47.5%	47.5%	47.2%	47.1%	43.4%
Depreciation	(18.2%)	(16.4%)	(15.1%)	(15.8%)	(16.0%)	(13.8%)	(13.7%)	(13.5%)	(14.6%)	(14.4%)	(14.9%)	(15.2%)	(14.6%)	(12.8%)	(12.9%)	(13.1%)
Amortization	(2.3%)	(2.0%)	(1.8%)	(1.8%)	(1.9%)	(2.8%)	(2.2%)	(2.4%)	(2.3%)	(2.1%)	(2.0%)	(2.4%)	(2.1%)	(2.0%)	(1.9%)	(1.9%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(16.4%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	32.4%	35.0%	35.8%	27.8%	37.1%	31.1%	34.1%	11.5%	31.6%	35.1%	34.0%	29.9%	30.8%	32.4%	32.3%	28.4%
Interest income	0.7%	0.9%	0.9%	1.1%	1.3%	1.5%	1.2%	1.3%	1.7%	1.8%	1.1%	1.3%	1.4%	1.4%	1.2%	1.4%
Net foreign exchange gain/(loss)	0.5%	0.3%	1.6%	1.0%	10.2%	0.2%	(14.2%)	(35.0%)	(41.8%)	17.6%	2.7%	(0.7%)	5.5%	(5.6%)	1.0%	(0.1%)
Interest expense	(3.1%)	(2.9%)	(2.7%)	(2.4%)	(4.1%)	(5.3%)	(5.7%)	(7.0%)	(8.2%)	(7.7%)	(8.0%)	(8.1%)	(7.5%)	(6.6%)	(5.8%)	(6.7%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	(3.0%)	(2.3%)	0.5%	0.6%	0.3%	0.1%	0.9%	1.3%	1.7%
Other (expense)/income, net	(0.4%)	(0.4%)	(0.7%)	1.6%	0.1%	0.0%	(0.2%)	0.0%	0.1%	0.1%	0.1%	(1.3%)	(2.4%)	(0.6%)	(0.1%)	0.2%
Income tax expense	(8.1%)	(8.5%)	(9.3%)	(7.8%)	(10.2%)	(7.2%)	(4.7%)	6.9%	2.1%	(9.6%)	(7.2%)	(5.3%)	(7.5%)	(5.6%)	(7.8%)	(4.5%)
Net income/(loss)	22.0%	24.4%	25.6%	21.3%	34.3%	20.3%	10.6%	(25.4%)	(17.0%)	37.8%	23.2%	16.1%	20.4%	16.3%	21.9%	20.4%

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	676.0	780.0	871.0	773.0	956	985	1,110	872	700	842	895	850	820	875	886	814
Depreciation	(232.0)	(240.0)	(250.0)	(268.0)	(277)	(284)	(278)	(253)	(213)	(230)	(240)	(260)	(240)	(227)	(235)	(238)
Amortization	(29.0)	(29.0)	(29.0)	(31.0)	(29)	(30)	(29)	(26)	(18)	(19)	(19)	(20)	(20)	(20)	(20)	(20)
Impairment loss	0	0	0	0	0	0	0	(22)	0	0	0	0	0	0	0	0
Operating income	415.0	511.0	592.0	474.0	650	671	803	571	469	593	636	570	560	628	631	557
Interest income	9.0	13.0	15.0	18.0	33	59	59	(51)	25	30	24	25	26	28	28	29
Net foreign exchange gain/(loss)	7.0	4.0	26.0	17.0	175	3	(315)	(682)	(636)	282	39	(12)	97	(98)	17	(1)
Interest expense	(40.0)	(42.0)	(45.0)	(41.0)	(72)	(116)	(136)	(142)	(133)	(139)	(160)	(164)	(149)	(140)	(128)	(140)
Equity in net gain/(loss) of associates	—	—	—	—	0	0	0	(65)	(39)	9	11	4	2	18	27	35
Other (expense)/income, net	(6.0)	(6.0)	(11.0)	27.0	0	0	(10)	(6)	(2)	0	2	(24)	1	(1)	(5)	6
Income tax expense	(104.0)	(124.0)	(154.0)	(132.0)	(175)	(148)	(103)	115	38	(157)	(127)	(93)	(106)	(92)	(130)	(90)
Net income/(loss)	281.0	356.0	423.0	363.0	611	469	298	(260)	(278)	618	425	306	431	343	440	395
Adjusted OIBDA margin mobile as a percentage of net operating revenue	52.9%	53.4%	52.7%	45.4%	57.1%	52.9%	54.6%	48.7%	52.1%	55.0%	54.7%	51.2%	51.2%	51.1%	50.4%	46.5%
Depreciation	(18.2%)	(16.4%)	(15.1%)	(15.8%)	(16.5%)	(15.3%)	(13.7%)	(14.1%)	(15.8%)	(15.0%)	(14.7%)	(15.7%)	(15.0%)	(13.2%)	(13.4%)	(13.6%)
Amortization	(2.3%)	(2.0%)	(1.8%)	(1.8%)	(1.7%)	(1.6%)	(1.4%)	(1.5%)	(1.3%)	(1.2%)	(1.2%)	(1.2%)	(1.2%)	(1.2%)	(1.1%)	(1.1%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(1.2%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	32.4%	35.0%	35.8%	27.8%	38.8%	36.0%	39.5%	31.9%	34.9%	38.7%	38.9%	34.3%	35.0%	36.6%	35.9%	31.8%
Interest income	0.7%	0.9%	0.9%	1.1%	2.0%	3.2%	2.9%	(2.8%)	1.9%	2.0%	1.5%	1.5%	1.6%	1.6%	1.6%	1.7%
Net foreign exchange gain/(loss)	0.5%	0.3%	1.6%	1.0%	10.4%	0.2%	(15.5%)	(38.1%)	(47.3%)	18.4%	2.4%	(0.7%)	6.1%	(5.7%)	0.9%	(0.1%)
Interest expense	(3.1%)	(2.9%)	(2.7%)	(2.4%)	(4.3%)	(6.2%)	(6.7%)	(7.9%)	(9.9%)	(9.1%)	(9.8%)	(9.9%)	(9.3%)	(8.2%)	(7.3%)	(8.0%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(3.6%)	(2.9%)	0.6%	0.7%	0.2%	0.1%	1.1%	1.5%	2.0%
Other (expense)/income, net	(0.4%)	(0.4%)	(0.7%)	1.6%	0.0%	0.0%	(0.5%)	(0.3%)	(0.1%)	0.0%	0.1%	(1.4%)	0.1%	(0.1%)	(0.3%)	0.3%
Income tax expense	(8.1%)	(8.5%)	(9.3%)	(7.8%)	(10.4%)	(7.9%)	(5.1%)	6.4%	2.8%	(10.3%)	(7.8%)	(5.6%)	(6.6%)	(5.4%)	(7.4%)	(5.2%)
Net income/(loss) margin	22.0%	24.4%	25.6%	21.3%	36.5%	25.2%	14.7%	(14.5%)	(20.7%)	40.4%	26.0%	18.4%	26.9%	20.0%	25.1%	22.6%

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	—	—	—	—	28.0	83.0	102.0	74.0	106.0	105.0	100.0	97.0	91.0	89.0	101.8	98.6
Depreciation	—	—	—	—	(10.0)	(27.0)	(54.0)	(42.0)	(29.0)	(33.0)	(51.0)	(44.0)	(38.0)	(35.0)	(34.8)	(38.0)
Amortization	—	—	—	—	(6.0)	(31.0)	(24.0)	(25.0)	(21.0)	(20.0)	(21.0)	(26.0)	(22.0)	(21.0)	(21.1)	(21.0)
Impairment loss	—	—	—	—	—	—	—	(315.0)	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	12.0	25.0	24.0	(308.0)	56.0	52.0	28.0	27.0	31.0	33.0	45.9	39.6
Interest income	—	—	—	—	1.0	9.0	3.0	3.0	3.0	3.0	—	6.0	8.0	9.0	6.7	0.8
Net foreign exchange gain/(loss)	—	—	—	—	8.0	1.0	(31.0)	(72.0)	(60.0)	41.0	13.0	(2.0)	9.0	(16.0)	4.9	(0.2)
Interest expense	—	—	—	—	(12.0)	(37.0)	(37.0)	67.0	(4.0)	(3.0)	1.0	(3.0)	(3.0)	(3.0)	(5.2)	(1.2)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	2.0	—	1.0	1.0	1.0	1.0	—	1.0	0.9	0.7
Other (expense)/income, net	—	—	—	—	3.0	1.1	7.9	4.9	3.0	(0.1)	(1.1)	0.1	(47.9)	(11.0)	2.2	(1.8)
Income tax expense	—	—	—	—	(8.0)	(14.0)	(10.0)	33.0	(4.0)	(19.0)	(13.0)	(13.0)	(38.0)	(23.0)	(35.1)	(3.5)
Net income/(loss)	—	—	—	—	4.0	(14.9)	(41.1)	(272.1)	(5.0)	74.9	28.9	16.1	(40.9)	(10.0)	20.3	34.4

Adjusted OIBDA margin fixed as a percentage of net operating revenue	—	—	—	—	23.0%	22.0%	26.0%	20.2%	33.4%	34.2%	31.5%	28.9%	28.7%	27.1%	29.7%	28.2%
Depreciation	—	—	—	—	(8.2%)	(7.2%)	(13.8%)	(11.5%)	(9.1%)	(10.7%)	(16.1%)	(13.1%)	(12.0%)	(10.7%)	(10.2%)	(10.9%)
Amortization	—	—	—	—	(4.9%)	(8.2%)	(6.1%)	(6.8%)	(6.6%)	(6.5%)	(6.6%)	(7.7%)	(6.9%)	(6.4%)	(6.2%)	(6.0%)
Impairment loss	—	—	—	—	0.0%	0.0%	0.0%	(86.1%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	—	—	—	—	9.8%	6.6%	6.1%	(84.2%)	17.7%	16.9%	8.8%	8.0%	9.8%	10.1%	13.4%	11.3%
Interest income	—	—	—	—	0.8%	2.4%	0.8%	0.8%	0.9%	1.0%	0.0%	1.8%	2.5%	2.7%	2.0%	0.2%
Net foreign exchange gain/(loss)	—	—	—	—	6.6%	0.3%	(7.9%)	(19.7%)	(18.9%)	13.4%	4.1%	(0.6%)	2.8%	(4.9%)	1.4%	(0.1%)
Interest expense	—	—	—	—	(9.8%)	(9.8%)	(9.4%)	18.3%	(1.3%)	(1.0%)	0.3%	(0.9%)	(0.9%)	(0.9%)	(1.5%)	(0.3%)
Equity in net gain/(loss) of associates	—	—	—	—	0.0%	0.0%	0.5%	0.0%	0.3%	0.3%	0.3%	0.3%	0.0%	0.3%	0.3%	0.2%
Other (expense)/income, net	—	—	—	—	2.5%	0.3%	2.0%	1.3%	0.9%	(0.0%)	(0.3%)	0.0%	(15.1%)	(3.4%)	0.6%	(0.5%)
Income tax expense	—	—	—	—	(6.6%)	(3.7%)	(2.6%)	9.0%	(1.3%)	(6.2%)	(4.1%)	(3.9%)	(12.0%)	(7.0%)	(10.3%)	(1.0%)
Net income/(loss) margin	—	—	—	—	3.3%	(4.0%)	(10.5%)	(74.3%)	(1.6%)	24.4%	9.1%	4.8%	(12.9%)	(3.0%)	5.9%	9.9%

Ukraine

(in US$ millions, unless stated otherwise, unaudited)
CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	16.3	23.8	37.0	34.5	44.8	71.2	94.2	70.5	47.4	51.1	56.6	48.1	44.9	310.6	426.0	403.9
Gross margin	9.5	13.5	23.3	20.9	26.7	39.5	31.6	33.9	26.6	30.1	33.4	26.5	28.5	253.9	351.0	335.9
Gross margin, %	58.3%	56.7%	63.0%	60.6%	59.6%	55.5%	33.5%	48.1%	56.1%	58.9%	59.0%	55.1%	63.5%	81.7%	82.4%	83.2%
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	3.2	9.4	-1.6	11.6	6.3	10.0	12.1	7.6	10.1	164.6	242.2	215.9
Adjusted OIBDA, %	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%	13.3%	19.6%	21.4%	15.8%	22.5%	53.0%	56.9%	53.5%
SG&A	16.0	16.5	16.5	17.5	23.4	30.0	32.7	21.6	19.5	19.5	20.7	18.7	18.3	87.3	110.6	119.0
including Sales & Marketing Expenses	5.8	5.5	5.3	5.2	6.7	7.9	8.7	4.7	3.5	3.8	5.1	3.5	3.3	17.0	21.2	22.2
including advertising	3.9	3.7	2.7	3.5	4.7	5.1	4.5	1.9	1.7	1.6	2.3	1.6	0.9	7.2	7.1	8.6
including General & Administrative Costs	10.2	11.0	11.2	12.3	16.7	22.1	24.0	16.9	16.0	15.7	15.6	15.2	15.0	70.3	89.4	96.8
SG&A, %	98.2%	69.3%	44.6%	50.7%	52.2%	42.1%	34.7%	30.6%	41.1%	38.2%	36.6%	38.9%	40.8%	28.1%	26.0%	29.5%
Net Income attributable to OJSC VimpelCom	-18.4	-17.2	-6.4	-17.6	-19.7	-5.8	-36.7	-323.1	-14.4	-10.5	-38.2	-26.9	-7.8	29.8	73.1	65.0
Capital Expenditures	29.3	46.0	26.0	55.2	26.5	54.1	46.9	57.9	2.9	2.9	3.0	11.0	6.0	58.6	51.0	73.6

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	16.3	23.8	37.0	34.5	36.3	44.9	66.3	46.3	25.7	28.6	32.3	23.8	22.9	291.4	410.0	387.1
including Mobile Interconnect	5.4	7.6	10.9	10.9	11.5	12.6	18.0	13.9	8.2	8.0	8.0	6.8	5.5	59.2	73.4	62.5

Subscriptions ('000)	1,953	1,822	2,212	1,941	1,971	2,111	2,403	2,052	1,894	1,934	2,199	2,005	1,951	24,059	25,057	24,390
ARPU, US$	3.0	4.2	5.8	5.6	6.1	7.5	9.7	7.0	4.5	5.2	5.4	3.9	3.8	5.0	5.4	5.1
MOU, min	138.0	159.9	168.2	183.2	210.2	231.0	261.5	230.0	213.3	217.8	203.7	201.3	197.2	426.7	433.2	456.6
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	35.8%	20.1%	16.9%	15.9%	32.2%	21.9%	15.1%	14.4%	29.4%	18.5%	6.3%	5.3%	9.6%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	—	—	—	—	8.5	26.3	27.9	24.2	21.7	22.5	24.3	24.3	22.0	19.2	16.0	16.8
including business segment	—	—	—	—	5.5	16.9	18.9	14.8	11.1	10.2	10.4	10.3	9.4	9.2	9.5	9.8
including wholesale segment	—	—	—	—	2.5	8.1	7.6	8.0	9.3	10.7	12.3	12.4	10.0	7.1	3.5	3.2
including residential segment	—	—	—	—	0.4	1.3	1.4	1.4	1.3	1.6	1.6	1.6	2.6	2.9	3.0	3.9

Broadband subscriptions ('000)	—	—	—	—	12.1	13.1	16.1	24.1	39.6	52.7	70.1	109.3	133.8	164.0	213.8	266.1
BB subscritions using USB modems ('000)	—	—	—	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BB fixed-line subscriptions ('000)	—	—	—	—	12.1	13.1	16.1	24.1	39.6	52.7	70.1	109.3	133.8	164.0	213.8	266.1

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	3.2	9.4	-1.6	11.6	6.3	10.0	12.1	7.6	10.1	164.6	242.2	215.9
Depreciation	(3.2)	(4.3)	(4.5)	(13.0)	(11.2)	(15.0)	(18.0)	(14.9)	(10.7)	(11.9)	(14.1)	(13.7)	(10.6)	(54.3)	(67.8)	(90.5)
Amortization	(5.2)	(5.2)	(5.2)	(3.1)	(7.2)	(12.4)	(12.8)	(10.3)	(6.8)	(6.8)	(6.7)	(16.1)	(4.3)	(53.5)	(68.5)	(120.0)
Impairment loss	—	—	—	—	—	—	—	(90.1)	—	—	—	—	—	—	—	—
Operating income	(14.9)	(12.6)	(3.2)	(12.5)	(15.2)	(18.0)	(32.4)	(103.7)	(11.2)	(8.7)	(8.7)	(22.2)	(4.8)	56.8	105.9	5.5
Interest income	—	—	—	—	—	—	—	—	0.1	—	0.1	0.1	0.1	3.7	5.7	5.7
Net foreign exchange gain/(loss)	(0.2)	—	—	—	—	17.2	(1.3)	(230.8)	—	4.3	(25.9)	1.6	3.8	(4.7)	7.0	(5.6)
Interest expense	(3.4)	(4.7)	(4.9)	(5.2)	(5.0)	(4.8)	(5.4)	(7.0)	(4.7)	(5.2)	(6.3)	(6.2)	(6.7)	(7.0)	(6.8)	(5.0)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	(0.2)	(0.2)	(0.7)	(1.0)	(0.7)	(0.3)	2.1	—	(1.0)	(1.7)	(0.6)	—	(4.4)	(5.8)	(2.3)
Income tax expense	0.1	0.3	1.9	0.8	1.6	0.9	4.0	14.4	1.2	(0.6)	4.1	(2.3)	(0.2)	(14.7)	(32.7)	66.7

Net income/(loss)	(18.4)	(17.2)	(6.4)	(17.6)	(19.6)	(5.4)	(35.4)	(325.0)	(14.6)	(11.2)	(38.4)	(29.6)	(7.8)	29.7	73.3	65.0
Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%	13.3%	19.6%	21.4%	15.8%	22.5%	53.0%	56.9%	53.5%
Depreciation	n/a	n/a	(12.1%)	(37.6%)	(24.9%)	(21.1%)	n/a	(21.2%)	(22.6%)	(23.3%)	(25.0%)	(28.5%)	(23.6%)	(17.5%)	(15.9%)	(22.2%)
Amortization	n/a	n/a	(14.1%)	(9.0%)	(16.1%)	(17.4%)	n/a	(14.6%)	(14.3%)	(13.3%)	(11.8%)	(33.5%)	(9.6%)	(17.2%)	(16.1%)	(29.7%)
Impairment loss	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	(127.8%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(0.2%)
Operating income	n/a	n/a	(8.6%)	(36.2%)	(33.9%)	(25.3%)	n/a	(147.1%)	(23.6%)	(17.0%)	(15.4%)	(46.2%)	(10.7%)	18.3%	24.9%	1.3%
Interest income	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.2%	0.0%	0.2%	0.2%	0.2%	1.2%	1.3%	1.4%
Net foreign exchange gain/(loss)	n/a	n/a	0.0%	0.0%	0.0%	24.2%	n/a	(327.4%)	0.0%	8.4%	(45.8%)	3.3%	8.5%	(1.5%)	1.6%	(1.4%)
Interest expense	n/a	n/a	(13.2%)	(15.1%)	(11.2%)	(6.7%)	n/a	(9.9%)	(9.9%)	(10.2%)	(11.1%)	(12.9%)	(14.9%)	(2.3%)	(1.6%)	(1.2%)
Equity in net gain/(loss) of associates	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	(0.6%)	(2.0%)	(2.3%)	(1.1%)	n/a	3.0%	0.0%	(1.9%)	(2.9%)	(1.1%)	(0.1%)	(1.4%)	(1.4%)	(0.6%)
Income tax expense	n/a	n/a	5.1%	2.3%	3.6%	1.3%	n/a	20.4%	2.5%	(1.2%)	7.2%	(4.8%)	(0.4%)	(4.7%)	(7.7%)	16.5%
Net income/(loss)	n/a	n/a	(17.3%)	(51.0%)	(43.8%)	(7.6%)	n/a	(461.0%)	(30.8%)	(21.9%)	(67.8%)	(61.5%)	(17.4%)	9.6%	17.2%	16.1%

CIS

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	194.6	236.3	268.6	280.0	272.1	316.9	345.6	349.1	285.2	280.1	297.0	293.5	294.8	336.2	361.0	362.0
Gross margin	147.3	181.2	202.9	212.1	204.0	242.6	266.4	264.2	218.2	213.4	228.6	222.9	222.2	254.2	272.1	272.7
Gross margin, %	75.7%	76.7%	75.5%	75.8%	75.0%	76.6%	77.1%	75.7%	76.5%	76.2%	77.0%	75.9%	75.4%	75.6%	75.4%	75.3%
Adjusted OIBDA	96.4	120.0	137.6	141.4	134.0	148.4	176.9	169.9	140.4	138.7	154.7	144.5	139.6	161.9	176.0	160.3
Adjusted OIBDA, %	49.5%	50.8%	51.2%	50.5%	49.2%	46.8%	51.2%	48.7%	49.2%	49.5%	52.1%	49.2%	47.4%	48.2%	48.8%	44.3%
SG&A	49.1	59.8	62.8	66.4	68.0	92.0	88.1	93.1	76.0	72.5	73.3	78.0	79.1	90.1	94.6	110.7
including Sales & Marketing Expenses	16.4	20.5	22.0	27.8	22.2	26.0	30.4	34.8	19.2	15.8	20.5	21.4	18.2	21.4	26.2	31.5
including advertising	5.3	7.0	7.8	9.5	8.7	10.3	10.0	13.4	4.9	3.6	4.6	6.7	5.0	6.6	9.1	11.9
including General & Administrative Costs	32.7	39.3	40.8	38.6	45.8	66.0	57.7	58.3	56.8	56.7	52.8	56.6	60.9	68.7	68.4	79.2
SG&A, %	25.2%	25.3%	23.4%	23.7%	25.0%	29.0%	25.5%	26.7%	26.6%	25.9%	24.7%	26.6%	26.8%	26.8%	26.2%	30.6%
Net Income attributable to VimpelCom Ltd	15.3	20.8	41.9	22.2	8.3	21.5	50.6	46.8	0.4	32.9	37.9	16.7	27.1	28.4	34.7	22.9
Capital Expenditures	74.6	99.8	95.9	273.4	119.4	184.9	139.9	145.6	6.6	21.7	21.5	57.1	32.3	70.7	78.3	256.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	160.4	201.1	231.1	243.7	234.4	273.3	302.9	306.4	248.6	245.3	260.0	259.0	260.8	297.4	320.5	321.0
including Mobile Interconnect	23.0	30.1	34.3	39.6	35.5	39.9	46.2	48.8	37.5	38.8	43.6	44.1	46.3	52.2	55.4	53.1
Subscriptions (‘000)	5,200	5,740	6,672	7,578	8,244	9,111	10,261	11,300	11,480	11,692	12,036	11,337	13,125	13,875	14,782	15,612

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	34.2	35.2	37.6	36.3	37.8	43.5	42.8	42.7	36.7	34.8	37.0	34.5	34.0	38.8	40.5	41.0
including business segment	0	0	0	0	1.0	3.3	3.2	3.2	3.0	3.1	3.0	8.7	7.5	7.9	8.2	8.3
including wholesale segment	0	0	0	0	0.5	1.7	1.9	2.2	1.5	1.5	2.1	6.9	13.4	17.2	17.6	16.8
including residential segment	34.2	35.2	37.6	36.3	36.3	38.5	37.7	37.3	32.2	30.2	31.9	18.9	13.1	13.7	14.7	15.9
Broadband subscriptions (‘000)	0	0	0	0	0	0	5.4	15.2	22.3	27.1	26.7	36.5	58.4	81.8	94.7	124.3
BB subscritions using USB modems (‘000)		0	0	0	0	0	0	0	0	0	0	0	14.5	17.1	20.3	32.5
BB fixed-line subscriptions (‘000)		0	0	0	0	0	5.4	15.2	22.3	27.1	26.7	36.5	43.9	64.7	74.4	91.8

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	96.4	120.0	137.6	141.4	134.0	148.4	176.9	169.9	140.4	138.7	154.7	144.5	139.6	161.9	176.0	160.3
Depreciation	(33.3)	(40.6)	(31.4)	(49.7)	(58.5)	(60.3)	(49.7)	(70.3)	(55.7)	(49.7)	(59.4)	(72.8)	(60.0)	(58.1)	(66.8)	(65.7)
Amortization	(19.5)	(20.1)	(20.9)	(22.3)	(25.1)	(26.9)	(31.9)	(32.5)	(26.6)	(24.1)	(24.0)	(23.6)	(20.6)	(21.6)	(28.5)	(24.6)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	43.6	59.3	85.3	69.4	50.4	61.2	95.3	67.1	58.1	64.9	71.3	48.1	59.0	82.2	80.7	70.0
Interest income	0.1	0.2	0.8	—	0.4	0.7	0.7	1.1	1.2	1.7	2.2	2.6	3.1	3.3	3.5	2.8
Net foreign exchange gain/(loss)	9.9	4.5	0.2	4.7	1.6	4.2	6.0	(27.9)	(49.7)	(3.0)	(2.5)	(1.6)	(5.1)	(17.4)	(0.7)	1.6
Interest expense	(6.1)	(6.2)	(8.0)	(10.0)	(8.6)	(7.6)	(8.0)	(10.1)	(9.4)	(8.5)	(9.0)	(11.1)	(8.1)	(8.0)	(7.2)	(7.7)
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	0.1	—	(0.5)	—	0.9	(0.1)	(0.1)	0.1	—
Other (expense)/income, net	(5.2)	(2.4)	2.1	4.1	(7.0)	(2.3)	(3.3)	(5.1)	(5.6)	0.5	(3.4)	(2.0)	(0.9)	(2.3)	(18.1)	(8.4)
Income tax expense	(15.7)	(19.5)	(19.0)	(28.0)	(14.2)	(17.7)	(29.2)	46.7	(1.6)	(14.7)	(15.5)	(16.8)	(8.4)	(13.6)	(13.2)	(24.9)
Net income/(loss)	26.6	35.9	61.4	40.0	22.6	38.5	61.5	71.9	-7.0	40.4	43.1	20.1	39.5	44.1	45.1	33.4

Adjusted OIBDA margin as a percentage of net operating revenue	49.5%	50.8%	51.2%	50.5%	49.2%	46.8%	51.2%	48.7%	49.2%	49.5%	52.1%	49.2%	47.4%	48.2%	48.8%	44.3%
Depreciation	(17.1%)	(17.2%)	(11.6%)	(17.7%)	(21.5%)	(19.0%)	(14.4%)	(20.2%)	(19.5%)	(17.7%)	(20.0%)	(24.8%)	(20.5%)	(17.4%)	(18.5%)	(18.1%)
Amortization	(10.0%)	(8.5%)	(7.8%)	(8.0%)	(9.2%)	(8.5%)	(9.2%)	(9.3%)	(9.3%)	(8.6%)	(8.1%)	(8.0%)	(7.0%)	(6.4%)	(7.9%)	(6.8%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	22.4%	25.1%	31.8%	24.8%	18.5%	19.3%	27.6%	19.2%	20.4%	23.2%	24.0%	16.4%	19.9%	24.4%	22.4%	19.3%
Interest income	0.1%	0.1%	0.3%	0.0%	0.1%	0.2%	0.2%	0.3%	0.4%	0.6%	0.7%	0.9%	1.1%	1.0%	1.0%	0.8%
Net foreign exchange gain/(loss)	5.1%	1.9%	0.1%	1.7%	0.6%	1.3%	1.7%	-8.0%	-17.4%	-1.1%	-0.8%	-0.5%	-1.7%	-5.2%	-0.2%	0.4%
Interest expense	-3.1%	-2.6%	-3.0%	-3.6%	-3.2%	-2.4%	-2.3%	-2.9%	-3.3%	-3.0%	-3.0%	-3.8%	-2.7%	-2.4%	-2.0%	-2.1%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%	0.0%	0.3%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	-2.7%	-1.0%	0.7%	1.5%	-2.6%	-0.7%	-1.1%	-1.6%	-2.1%	0.2%	-1.1%	-0.8%	-0.4%	-0.7%	-5.0%	-2.3%
Income tax expense	-8.1%	-8.3%	-7.1%	-10.0%	-5.2%	-5.6%	-8.4%	13.4%	-0.6%	-5.2%	-5.2%	-5.7%	-2.8%	-4.0%	-3.7%	-6.9%
Net income/(loss)	13.7%	15.2%	22.9%	14.3%	8.3%	12.1%	17.8%	20.6%	-2.5%	14.4%	14.5%	6.8%	13.4%	13.1%	12.5%	9 2%

Kazakhstan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	119.4	149.3	167.1	174.6	162.8	185.3	198.6	196.9	153.9	157.1	171.9	170.4	159.5	184.3	197.4	193.6
Gross margin	88.2	112.0	122.1	128.4	118.9	140.8	152.6	148.8	116.7	120.3	136.0	133.0	123.2	145.2	156.1	151.9
Gross margin, %	73.9%	75.0%	73.1%	73.5%	73.0%	76.0%	76.8%	75.6%	75.8%	76.6%	79.1%	78.1%	77.2%	78.8%	79.1%	78.5%
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7	78.7	85.2	101.7	93.9	88.5	105.7	111.8	99.1
Adjusted OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.1%	54.2%	59.2%	55.1%	55.5%	57.4%	56.6%	51.2%
SG&A	25.4	31.7	32.7	33.8	34.8	43.5	45.9	50.4	37.4	34.5	34.4	39.3	35.0	39.1	44.1	52.4
including Sales & Marketing Expenses	11.0	14.2	13.8	17.1	12.9	15.1	17.6	22.7	11.9	8.8	10.4	12.7	9.4	12.9	16.5	19.0
including advertising	3.7	4.5	5.0	5.5	4.7	5.8	5.5	8.8	3.0	1.2	1.9	3.8	2.4	3.8	5.8	7.6
including General & Administrative Costs	14.4	17.5	18.9	16.7	21.9	28.4	28.3	27.7	25.5	25.7	24.0	26.6	25.6	26.2	27.6	33.4
SG&A, %	21.3%	21.2%	19.6%	19.4%	21.4%	23.5%	23.1%	25.6%	24.3%	22.0%	20.0%	23.1%	21.9%	21.2%	22.3%	27.1%
Net Income attributable to VimpelCom Ltd	13.1	16.4	21.7	19.8	14.1	19.5	29.9	76.4	-12.5	30.0	40.8	25.8	36.0	43.9	38.2	27.4
Capital Expenditures	31.2	45.8	40.5	96.4	42.6	55.5	77.1	79.7	3.3	11.0	10.0	19.5	5.9	25.8	38.5	121.9

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	119.4	149.3	167.1	174.6	162.0	182.5	195.9	193.7	151.6	154.8	169.3	167.7	156.3	180.5	192.8	188.3
including Mobile Interconnect	20.5	26.5	28.5	33.0	28.4	30.9	32.2	31.4	23.4	23.4	25.4	25.0	23.4	25.4	25.7	24.2

Subscriptions (‘000)	3,501	3,858	4,343	4,604	4,777	5,098	5,614	6,270	6,377	6,635	6,835	6,135	6,062	6,339	6,736	6,867
ARPU, US$	12.2	13.6	13.6	13.0	11.6	12.3	12.1	10.8	7.8	7.9	8.2	8.5	8.4	9.6	9.6	9.2
MOU, min	72.3	88.8	112.7	98.9	99.1	109.7	108.1	100.5	81.1	90.7	98.1	102.3	102.2	125.1	130.3	123.6
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	9.8%	9.5%	7.6%	7.4%	7.3%	9.2%	5.7%	9.3%	22.2%	11.4%	8.9%	8.8%	11.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	—	—	—	—	0.8	2.8	2.7	3.2	2.3	2.3	2.6	2.7	3.2	3.8	4.6	5.3
including business segment	—	—	—	—	0.3	1.0	0.8	1.0	0.7	0.8	0.5	0.5	0.6	0.6	0.7	0.7
including wholesale segment	—	—	—	—	0.5	1.8	1.9	2.2	1.5	1.4	2.0	2.1	2.4	3.0	3.6	4.2
including residential segment	—	—	—	—	0.001	0.003	0.003	0.05	0.1	0.1	0.1	0.1	0.2	0.2	0.3	0.4

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	0.2	0.2	0.3	0.3	1.3	2.7	4.3	6.2	12.0
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	0	0	0	0	0	0	0	0	0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	0.2	0.2	0.3	0.3	1.3	2.7	4.3	6.2	12.0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7	78.7	85.2	101.7	93.9	88.5	105.7	111.8	99.1
Depreciation	(15.9)	(17.5)	(14.9)	(20.2)	(21.6)	(25.7)	(24.0)	(28.7)	(23.9)	(21.6)	(24.9)	(27.4)	(18.5)	(21.9)	(21.6)	(23.6)
Amortization	(9.2)	(9.5)	(9.1)	(9.7)	(9.7)	(11.1)	(15.9)	(16.0)	(14.1)	(12.8)	(12.7)	(13.0)	(13.3)	(13.2)	(13.1)	(13.0)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—
Operating income	36.9	53.3	64.1	62.3	50.7	59.6	66.2	53.0	40.7	50.8	64.1	53.5	56.7	70.6	77.1	62.5
Interest income	—	—	0.6	(0.4)	0.2	0.3	0.2	0.3	0.3	0.4	1.1	0.6	0.3	0.7	0.8	0.7
Net foreign exchange gain/(loss)	10.5	2.4	1.6	1.0	(1.9)	(0.1)	2.5	(1.9)	(51.7)	1.9	(0.8)	0.3	0.4	(0.1)	(0.2)	(0.1)
Interest expense	(4.3)	(4.1)	(4.9)	(5.1)	(3.4)	(3.2)	(3.0)	(3.1)	(1.5)	(1.6)	(0.9)	(2.9)	(0.1)	(0.3)	0.2	(0.1)
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	0.1	—	(0.5)	—	0.9	(0.2)	(0.1)	0.1	—
Other (expense)/income, net	(4.1)	(1.4)	2.0	5.3	(4.0)	(0.5)	(4.4)	0.3	(5.2)	(0.3)	(0.8)	(1.5)	(0.4)	(0.6)	(12.5)	(4.6)
Income tax expense	(12.8)	(17.3)	(19.9)	(23.8)	(13.5)	(18.7)	(20.6)	52.8	0.6	(10.8)	(13.1)	(18.6)	(8.7)	(11.6)	(14.6)	(21.6)
Net income/(loss)	26.2	32.9	43.5	39.1	28.1	37.4	40.9	101.5	(16.8)	39.9	49.6	32.3	48.0	58.6	50.9	36.8

Adjusted OIBDA margin as a percentage of net operating revenue	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.1%	54.2%	59.2%	55.1%	55.5%	57.4%	56.6%	51.2%
Depreciation	(13.3%)	(11.7%)	(8.9%)	(11.5%)	(13.3%)	(13.8%)	(12.1%)	(14.6%)	(15.5%)	(13.8%)	(14.5%)	(16.1%)	(11.7%)	(11.9%)	(10.9%)	-12.2%
Amortization	(7.7%)	(6.4%)	(5.4%)	(5.6%)	(6.0%)	(6.0%)	(8.0%)	(8.1%)	(9.2%)	(8.1%)	(7.4%)	(7.6%)	(8.3%)	(7.2%)	(6.6%)	-6.7%
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	30.9%	35.7%	38.4%	35.7%	31.1%	32.2%	33.3%	26.9%	26.4%	32.3%	37.3%	31.4%	35.5%	38.3%	39.1%	32.3%
Interest income	0.0%	0.0%	0.4%	(0.2%)	0.1%	0.2%	0.1%	0.2%	0.2%	0.3%	0.6%	0.4%	0.2%	0.4%	0.4%	0.4%
Net foreign exchange gain/(loss)	8.8%	1.6%	1.0%	0.6%	(1.2%)	(0.1%)	1.3%	(1.0%)	(33.6%)	1.2%	(0.5%)	0.2%	0.3%	(0.1%)	(0.1%)	-0.1%
Interest expense	(3.6%)	(2.7%)	(2.9%)	(2.9%)	(2.1%)	(1.7%)	(1.5%)	(1.6%)	(1.0%)	(1.0%)	(0.5%)	(1.7%)	(0.1%)	(0.2%)	0.1%	-0.1%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	(0.1%)	0.0%	0.0%	0.0%	0.1%	0.0%	(0.3%)	0.0%	0.5%	(0.1%)	(0.1%)	0.1%	0.0%
Other (expense)/income, net	(3.5%)	(1.0%)	1.0%	2.9%	(2.3%)	(0.3%)	(2.2%)	0.1%	(3.3%)	(0.2%)	(0.4%)	(0.9%)	(0.2%)	(0.3%)	(6.3%)	-2.4%
Income tax expense	(10.7%)	(11.6%)	(11.9%)	(13.6%)	(8.3%)	(10.1%)	(10.4%)	26.8%	0.4%	(6.9%)	(7.6%)	(10.9%)	(5.5%)	(6.3%)	(7.4%)	-11.1%
Net income/(loss)	21.9%	22.0%	26.0%	22.4%	17.3%	20.2%	20.6%	51.5%	(10.9%)	25.4%	28.9%	19.0%	30.1%	31.8%	25.8%	19.0%

Uzbekistan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	18.2	23.2	30.2	36.5	39.5	52.0	58.4	66.5	58.5	52.6	50.1	50.2	45.3	51.4	53.8	59.0
Gross margin	15.2	20.0	25.8	31.0	33.4	43.0	48.6	52.8	47.1	41.2	37.7	37.9	34.3	39.2	39.2	42.9
Gross margin, %	83.5%	86.2%	85.4%	84.9%	84.6%	82.7%	83.2%	79.4%	80.5%	78.3%	75.2%	75.5%	75.7%	76.3%	72.9%	72.7%
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2	33.1	26.9	23.5	23.0	19.6	20.0	21.9	21.2
Adjusted OIBDA, %	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%	56.6%	51.1%	46.9%	45.8%	43.3%	38.9%	40.7%	35.9%
SG&A	6.4	8.4	8.7	13.1	12.3	14.9	15.4	18.3	13.6	13.9	13.8	14.3	14.1	18.6	16.8	21.3
including Sales & Marketing Expenses	2.8	2.5	3.9	5.3	4.9	5.1	6.6	7.1	3.8	3.7	4.8	4.3	3.5	3.8	4.4	5.6
including advertising	0.7	0.9	1.1	1.4	2.0	1.9	2.3	2.3	0.9	1.4	1.6	1.0	1.0	1.2	1.3	1.7
including General & Administrative Costs	3.6	5.9	4.8	7.8	7.4	9.8	8.8	11.2	9.8	10.2	9.0	10.0	10.6	14.8	12.4	15.7
SG&A, %	35.2%	36.2%	28.8%	35.9%	31.1%	28.7%	26.4%	27.5%	23.2%	26.4%	27.5%	28.5%	31.1%	36.2%	31.2%	36.1%
Net Income attributable to VimpelCom Ltd	2.5	4.3	6.9	6.0	7.5	14.4	22.0	11.8	9.7	5.3	1.8	(1.5)	(10.6)	(2.9)	(1.5)	(1.7)
Capital Expenditures	7.9	18.5	23.8	83.6	47.9	82.8	28.4	17.3	1.1	7.4	7.2	21.1	17.9	28.5	22.4	78.2

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	18.2	23.2	30.2	36.5	38.7	49.5	55.5	63.5	55.5	49.5	46.8	47.5	42.9	48.9	51.4	56.4
including Mobile Interconnect	0.002	0.003	0.004	0.01	0.01	0.01	0.01	3.4	3.0	3.8	5.0	5.5	5.1	5.3	5.5	5.7
Subscriptions (‘000)	1,106.3	1,192.4	1,586.9	2,119.6	2,422.2	2,754.2	3,148.0	3,636.2	3,653.1	3,604.6	3,652.0	3,515.0	3,489.0	3,997.0	4,398.0	4,821.7
ARPU, US$	6.7	7.2	7.6	6.8	5.8	6.6	6.5	6.5	5.2	4.7	4.5	4.6	4.2	4.1	4.1	4.0
MOU, min	242.2	265.6	289.8	283.4	265.3	294.6	298.5	288.6	238.6	225.6	409.3	387.3	369.2	383.0	387.7	402.9
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	11.2%	12.8%	13.1%	14.2%	14.9%	15.1%	11.2%	17.4%	20.1%	14.7%	3.7%	11.7%	14.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	—	—	—	—	0.8	2.5	2.9	3.0	3.0	3.1	3.3	2.7	2.4	2.5	2.4	2.6
including business segment	—	—	—	—	0.7	2.3	2.3	2.2	2.3	2.3	2.6	2.1	1.5	1.7	1.6	1.7
including wholesale segment	—	—	—	—	0.00	0.00	0.10	0.10	0.00	0.00	0.00	0.00	0.4	0.3	0.3	0.3
including residential segment	—	—	—	—	0.10	0.20	0.50	0.70	0.70	0.70	0.70	0.60	0.5	0.5	0.5	0.6
Broadband subscriptions (‘000)	—	—	—	—	—	—	—	5.8	6.8	7.6	8.3	9.0	17.7	21.2	23.3	37.3
BB subscritions using USB modems (‘000)	—	—	—	—	#REF!	#REF!	#REF!	0	0	0	0	0	7.7	10.5	12.9	25.5
BB fixed-line subscriptions (‘000)	—	—	—	—	#REF!	#REF!	#REF!	5.8	6.8	7.6	8.3	9.0	10.0	10.7	10.4	11.8

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2	33.1	26.9	23.5	23.0	19.6	20.0	21.9	21.2
Depreciation	(3.1)	(3.3)	(4.0)	(5.1)	(6.7)	(6.8)	(7.2)	(8.9)	(11.4)	(11.2)	(12.4)	(20.7)	(21.9)	(13.0)	(14.4)	(16.4)
Amortization	(3.4)	(3.4)	(3.4)	(3.5)	(3.8)	(3.7)	(3.8)	(4.6)	(4.1)	(3.6)	(3.5)	(2.9)	(3.4)	(3.4)	(3.4)	(3.5)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	2.2	4.7	9.5	9.2	10.4	17.3	22.0	20.7	17.6	12.1	7.6	(0.6)	(5.7)	3.6	4.1	1.3
Interest income	—	—	—	—	—	—	—	—	—	—	—	0.8	0.8	0.8	0.8	0.7
Net foreign exchange gain/(loss)	(0.3)	—	(0.3)	(0.5)	(0.2)	(0.2)	(0.5)	(3.7)	(2.4)	(3.5)	(1.2)	(0.1)	(3.7)	(3.1)	(2.5)	(2.0)
Interest expense	(0.3)	(0.5)	(1.0)	(1.3)	(1.6)	(0.1)	(0.4)	(2.1)	(3.3)	(2.4)	(3.5)	(3.5)	(3.5)	(3.4)	(3.1)	(2.3)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	—	0.2	—	—	(0.3)	2.6	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.9)	(1.5)	(0.3)
Income tax expense	(1.0)	(0.1)	1.5	1.5	1.0	2.2	1.3	2.9	1.6	0.5	0.6	(2.4)	(1.9)	(0.2)	(0.8)	1.3
Net income/(loss)	2.5	4.3	6.9	5.9	7.6	14.5	22.4	11.8	10.1	5.6	2.2	(1.1)	(10.3)	(2.8)	(1.4)	(1.3)
Adjusted OIBDA margin as a percentage of net operating revenue	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%	56.6%	51.1%	46.9%	45.8%	43.3%	38.9%	40.7%	35.9%
Depreciation	(17.0%)	(14.1%)	(13.2%)	(14.0%)	(17.0%)	(13.1%)	(12.3%)	(13.4%)	(19.5%)	(21.3%)	(24.7%)	(41.2%)	(48.4%)	(25.3%)	(26.8%)	(27.8%)
Amortization	(18.7%)	(14.7%)	(11.3%)	(9.6%)	(9.6%)	(7.1%)	(6.5%)	(6.9%)	(7.0%)	(6.8%)	(7.0%)	(5.8%)	(7.5%)	(6.6%)	(6.3%)	(5.9%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	12.1%	20.3%	31.5%	25.2%	26.3%	33.3%	37.7%	31.1%	30.1%	23.0%	15.2%	(1.2%)	(12.6%)	7.0%	7.6%	2.2%
Interest income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.6%	1.8%	1.6%	1.5%	1.2%
Net foreign exchange gain/(loss)	-1.6%	0.0%	-1.0%	-1.4%	-0.5%	-0.4%	-0.9%	-5.6%	-4.1%	-6.7%	-2.4%	(0.2%)	(8.2%)	(6.0%)	(4.6%)	(3.4%)
Interest expense	-1.6%	-2.2%	-3.3%	-3.6%	-4.1%	-0.2%	-0.7%	-3.2%	-5.6%	-4.6%	-7.0%	(7.0%)	(7.7%)	(6.6%)	(5.8%)	(3.9%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	-0.7%	0.0%	0.6%	0.1%	0.0%	-0.6%	4.5%	-0.2%	-0.4%	-0.1%	-0.2%	(0.2%)	(0.2%)	(1.8%)	(2.8%)	(0.5%)
Income tax expense	-5.5%	-0.4%	5.0%	4.1%	2.5%	4.2%	2.2%	4.4%	2.7%	1.0%	1.2%	(4.8%)	(4.2%)	(0.4%)	(1.5%)	2.2%
Net income/(loss)	13.7%	18.5%	22.8%	16.2%	19.2%	27.9%	38.4%	17.7%	17.3%	10.6%	4.4%	(2.2%)	(22.7%)	(5.4%)	(2.6%)	(2.2%)

Armenia

(in US$ millions, unless stated otherwise, unaudited)
CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	54.1	58.4	63.4	59.8	59.1	64.7	68.8	63.7	52.7	49.2	51.4	47.3	41.7	44.5	48.7	47.5
Gross margin	42.4	46.0	49.8	47.3	45.8	50.0	52.6	48.7	41.3	37.8	38.8	35.3	30.8	31.7	35.0	32.9
Gross margin, %	78.4%	78.8%	78.5%	79.1%	77.5%	77.3%	76.5%	76.5%	78.4%	76.8%	75.5%	74.6%	73.9%	71.2%	71.9%	69.3%
Adjusted OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7	27.2	24.8	26.3	22.7	19.1	19.1	22.1	17.9
Adjusted OIBDA, %	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%	51.6%	50.4%	51.2%	48.0%	45.8%	42.9%	45.4%	37.7%
SG&A	14.2	14.8	15.9	13.4	16.7	18.7	18.5	16.7	13.2	11.8	12.1	12.6	11.5	12.4	12.5	14.9
including Sales & Marketing Expenses	1.7	2.2	2.4	3.5	2.7	3.8	3.7	2.5	1.7	1.6	1.6	2.3	1.5	1.8	2.0	2.6
including advertising	0.6	0.8	0.8	1.7	1.2	1.6	1.1	1.2	0.6	0.6	0.5	1.1	0.6	0.8	0.9	1.4
including General & Administrative Costs	12.5	12.6	13.5	9.9	14.0	14.9	14.8	14.2	11.5	10.2	10.5	10.3	10.0	10.6	10.5	12.3
SG&A, %	26.2%	25.3%	25.1%	22.4%	28.3%	28.9%	26.9%	26.2%	25.0%	24.0%	23.5%	26.6%	27.6%	27.9%	25.7%	31.4%
Net Income attributable to VimpelCom Ltd	2.6	4.0	16.0	0.3	-15.0	-1.3	3.7	-12.0	10.0	4.2	2.7	-1.6	10.7	-1.9	0.4	0.3
Capital Expenditures	5.4	20.4	20.7	44.3	14.7	20.9	19.1	23.7	0.2	0.4	1.3	7.8	3.1	3.8	6.5	16.3

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	19.9	23.2	25.8	23.5	22.9	26.4	31.6	27.2	21.3	19.7	20.3	18.3	15.1	17.5	21.1	19.5
including Mobile Interconnect	2.3	3.2	4.1	4.2	4.5	5.3	8.0	7.1	5.2	5.1	5.4	5.1	4.1	4.5	4.7	4.1

Subscriptions (‘000)	439.9	471.0	447.0	442.4	520.4	654.5	783.6	544.3	480.8	486.3	502.0	545.0	549.0	567.0	581.0	672.3
ARPU, US$	14.5	17.3	17.6	17.4	16.1	15.3	13.9	13.6	13.9	13.6	13.7	11.5	9.0	10.3	11.4	10.0
MOU, min	141.3	185.1	181.0	171.8	158.9	164.9	139.9	150.0	174.7	238.4	269.0	268.2	345.6	270.1	286.7	274.9
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	12.3%	28.8%	13.1%	18.5%	45.7%	24.5%	12.2%	11.4%	10.5%	13.6%	16.0%	16.4%	14.1%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5	31.4	29.5	31.1	29.0	26.6	27.0	27.6	28.0
including business segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.0	5.4	5.6	5.9	5.8
including wholesale segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.7	8.7	8.4	7.8	7.3
including residential segment	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5	31.4	29.5	31.1	18.3	12.5	13.0	13.9	14.9
Broadband subscriptions (‘000)	0	0	0	0	0	0	5.4	9.2	15.3	19.2	18.1	26.2	38.0	56.3	65.2	75.0
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	6.8	6.6	7.4	7.0
BB fixed-line subscriptions (‘000)	0	0	0	0	0	0	5.4	9.2	15.3	19.2	18.1	26.2	31.2	49.7	57.8	68.0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7	27.2	24.8	26.3	22.7	19.1	19.1	22.1	17.9
Depreciation	(13.9)	(18.7)	(10.6)	(21.9)	(27.0)	(22.8)	(13.2)	(26.4)	(14.0)	(10.5)	(15.7)	(17.0)	(9.8)	(12.4)	(18.5)	(13.5)
Amortization	(5.9)	(5.9)	(7.0)	(7.7)	(10.1)	(9.8)	(10.0)	(9.9)	(6.6)	(5.8)	(5.8)	(5.7)	(1.3)	(2.4)	(1.9)	(1.9)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	7.5	5.5	15.3	2.9	(8.0)	(2.3)	10.3	(4.6)	6.6	8.5	4.8	—	8.0	4.3	1.7	2.5
Interest income	0.1	0.2	0.2	0.3	0.3	0.4	0.5	0.7	0.9	1.3	1.1	1.1	1.3	1.5	1.7	1.3
Net foreign exchange gain/(loss)	(0.4)	1.5	(1.4)	1.5	(2.9)	0.6	2.9	0.4	4.9	(2.5)	1.1	(0.8)	4.0	(5.6)	(1.6)	0.3
Interest expense	(0.6)	(0.1)	(0.3)	(1.3)	(0.7)	(0.7)	(0.5)	(0.5)	(0.4)	(0.2)	(0.3)	(0.3)	(0.2)	(0.1)	—	0.4
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.9)	(1.0)	—	(1.3)	(3.0)	(1.5)	(1.6)	(4.3)	(0.6)	1.1	(1.9)	(0.4)	(0.4)	(0.7)	(0.3)	(1.4)
Income tax expense	(2.9)	(1.9)	2.2	(1.8)	(0.7)	2.2	(7.9)	(3.7)	(1.4)	(4.0)	(2.1)	(1.2)	(2.0)	(1.3)	(1.1)	(2.8)
Net income/(loss)	2.8	4.2	16.0	0.3	(15.0)	(1.3)	3.7	(12.0)	10.0	4.2	2.7	(1.6)	10.7	(1.9)	0.4	0.3
Adjusted OIBDA margin as a percentage of net operating revenue	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%	51.6%	50.4%	51.2%	48.0%	45.8%	42.9%	45.4%	37.7%
Depreciation	(25.7%)	(32.0%)	(16.8%)	(36.6%)	(45.6%)	(35.3%)	(19.2%)	(41.5%)	(26.6%)	(21.3%)	(30.6%)	(35.9%)	(23.5%)	(27.8%)	(38.0%)	(28.4%)
Amortization	(10.9%)	(10.1%)	(11.0%)	(12.9%)	(17.1%)	(15.1%)	(14.5%)	(15.5%)	(12.5%)	(11.8%)	(11.3%)	(12.1%)	(3.1%)	(5.4%)	(3.9%)	(4.0%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	13.9%	9.4%	24.1%	4.8%	(13.5%)	(3.6%)	15.0%	(7.2%)	12.5%	17.3%	9.3%	0.0%	19.2%	9.7%	3.5%	5.3%
Interest income	0.2%	0.3%	0.3%	0.5%	0.5%	0.6%	0.7%	1.1%	1.7%	2.6%	2.1%	2.3%	3.1%	3.4%	3.5%	2.7%
Net foreign exchange gain/(loss)	(0.7%)	2.6%	(2.2%)	2.5%	(4.9%)	0.9%	4.2%	0.6%	9.3%	(5.1%)	2.1%	(1.7%)	9.6%	(12.6%)	(3.3%)	0.6%
Interest expense	(1.1%)	(0.2%)	(0.5%)	(2.2%)	(1.2%)	(1.1%)	(0.7%)	(0.8%)	(0.8%)	(0.4%)	(0.6%)	(0.6%)	(0.5%)	(0.2%)	0.0%	0.8%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	(1.7%)	(1.6%)	0.0%	(2.1%)	(5.1%)	(2.2%)	(2.3%)	(6.7%)	(1.0%)	2.2%	(3.5%)	(0.9%)	(0.9%)	(1.6%)	(0.6%)	(2.9%)
Income tax expense	(5.4%)	(3.3%)	3.5%	(3.0%)	(1.2%)	3.4%	(11.5%)	(5.8%)	(2.7%)	(8.1%)	(4.1%)	(2.5%)	(4.8%)	(2.9%)	(2.3%)	(5.9%)
Net income/(loss)	5.2%	7.2%	25.2%	0.5%	(25.4%)	(2.0%)	5.4%	(18.8%)	19.0%	8.5%	5.3%	(3.4%)	25.7%	(4.3%)	0.8%	0.6%

Tajikistan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4	14.4	14.3	14.9	15.6	14.8	20.1	22.2	21.1
Gross margin	1.6	3.2	5.2	5.1	5.2	7.2	10.0	11.5	10.3	10.5	11.4	11.6	10.8	13.0	14.2	14.2
Gross margin, %	55.2%	61.5%	67.5%	63.0%	61.9%	64.3%	67.6%	70.1%	71.5%	73.4%	76.5%	74.4%	73.0%	64.7%	64.0%	67.3%
Adjusted OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.4	6.7	8.8	10.7
Adjusted OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%	33.3%	39.6%	50.7%
SG&A	1.9	3.1	3.5	3.5	4.0	4.5	5.2	6.2	5.4	5.1	6.2	4.5	6.3	5.3	5.4	3.3
including Sales & Marketing Expenses	0.8	1.3	1.5	1.4	1.2	1.4	1.7	1.7	1.3	1.1	1.0	1.0	1.2	0.9	1.1	1.0
including advertising	0.3	0.7	0.5	0.5	0.6	0.6	0.5	0.5	0.3	0.2	0.3	0.3	0.3	0.2	0.3	0.2
including General & Administrative Costs	1.1	1.8	2.0	2.1	2.8	3.1	3.5	4.5	4.1	4.0	5.2	3.5	5.1	4.4	4.3	2.3
SG&A, %	65.5%	59.6%	45.5%	43.2%	47.6%	40.2%	35.1%	37.8%	37.5%	35.7%	41.6%	28.8%	42.6%	26.4%	24.3%	15.6%
Net Income attributable to VimpelCom Ltd	-1.0	-1.8	-0.3	-2.5	-1.2	-3.0	-0.3	-0.7	-0.2	0.0	-0.3	0.6	-0.2	1.0	2.1	2.7
Capital Expenditures	13.5	5.7	6.1	20.2	7.2	13.5	6.4	17.9	0.4	0.8	0.5	5.4	0.1	3.5	2.4	10.0

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4	14.4	14.3	14.9	15.6	13.3	14.9	16.5	16.6
including Mobile Interconnect	0.2	0.4	1.7	2.1	2.0	2.9	4.7	5.4	4.3	4.7	5.4	6.0	5.6	6.9	8.2	7.9
Subscriptions (‘000)	145.3	204.9	268.4	339.4	377.9	435.3	526.6	624.6	722.3	677.1	706.0	743.0	820.0	784.0	772.0	786.6
ARPU, US$	8.7	10.1	10.8	9.0	8.0	9.4	10.4	9.6	7.1	6.9	7.2	7.2	5.6	6.1	7.1	7.1
MOU, min	205.8	224.2	230.3	216.3	205.8	241.1	255.9	243.4	171.7	173.1	173.3	173.6	157.9	167.6	191.2	197.3
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	5.3%	8.6%	9.7%	10.6%	12.7%	2.7%	20.6%	14.9%	14.7%	13.6%	22.9%	22.8%	19.6%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	—	—	—	—	—	—	—	—	—	—	—	—	1.5	5.2	5.7	4.5
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	1.5	5.2	5.7	4.5
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	(0.3)	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.4	6.7	8.8	10.7
Depreciation	(0.3)	(0.6)	(0.9)	(1.5)	(1.7)	(3.1)	(3.1)	(3.5)	(3.5)	(3.5)	(3.5)	(4.7)	(3.7)	(4.1)	(4.6)	(4.2)
Amortization	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	(0.2)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.2)	(0.3)	(0.3)	(0.3)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(0.8)	(0.7)	0.5	(0.3)	(0.6)	(0.8)	1.5	1.6	1.2	1.6	1.4	2.1	0.5	2.3	3.9	6.2
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	0.4	0.1	(0.2)	0.1	—	(0.2)	—	—	(0.2)	(0.1)	0.1	—	—
Interest expense	(0.6)	(0.8)	(0.9)	(1.2)	(1.4)	(1.6)	(1.8)	(1.8)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)	(1.5)	(1.3)	(1.2)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	0.1	—	(0.1)	0.1	(0.1)	(0.2)	(0.7)	0.3	—	(0.3)	0.1	—	—	(0.5)	0.2
Income tax expense	0.3	(0.1)	0.1	(1.5)	0.6	0.1	0.1	0.2	0.1	0.1	0.1	0.3	0.8	0.4	0.3	(2.3)
Net income/(loss)	(1.2)	(1.5)	(0.3)	(2.7)	(1.2)	(2.6)	(0.3)	(0.7)	(0.3)	0.0	(0.4)	0.7	(0.3)	1.3	2.4	2.9
Adjusted OIBDA margin as a percentage of net operating revenue	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%	33.3%	39.6%	50.7%
Depreciation	n/a	(11.6%)	(11.7%)	(18.5%)	(20.2%)	(27.6%)	(20.9%)	(21.3%)	(24.3%)	(24.5%)	(23.5%)	(30.1%)	(24.9%)	(20.4%)	(20.6%)	(19.9%)
Amortization	n/a	(3.8%)	(2.6%)	(2.5%)	(2.4%)	(2.7%)	(1.4%)	(1.2%)	(1.4%)	(2.1%)	(2.0%)	(1.9%)	(1.4%)	(1.5%)	(1.4%)	(1.4%)
Impairment loss	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	(13.5%)	6.5%	(3.7%)	(7.1%)	(7.1%)	10.1%	9.8%	8.3%	11.2%	9.4%	13.5%	3.4%	11.4%	17.6%	29.4%
Interest income	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	0.0%	0.0%	4.9%	1.2%	(1.8%)	0.7%	0.0%	(1.4%)	0.0%	0.0%	(1.3%)	(0.7%)	0.5%	0.0%	0.0%
Interest expense	n/a	(15.4%)	(11.7%)	(14.8%)	(16.7%)	(14.3%)	(12.2%)	(11.0%)	(11.8%)	(11.9%)	(10.7%)	(10.3%)	(10.1%)	(7.5%)	(5.9%)	(5.7%)
Equity in net gain/(loss) of associates	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	2.0%	0.0%	(1.2%)	1.2%	(0.9%)	(1.3%)	(4.3%)	2.1%	0.0%	(2.1%)	0.7%	0.0%	0.0%	(2.3%)	0.9%
Income tax expense	n/a	(1.9%)	1.3%	(18.5%)	7.1%	0.9%	0.7%	1.2%	0.7%	0.7%	0.7%	1.9%	5.4%	2.0%	1.4%	(10.9%)
Net income/(loss)	n/a	(28.8%)	(3.9%)	(33.3%)	(14.3%)	(23.2%)	(2.0%)	(4.3%)	(2.1%)	0.0%	(2.7%)	4.5%	(2.0%)	6.5%	10.8%	13.7%
																0.0

Georgia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9	6.0	7.1	8.9	10.2	10.9	11.5	13.0	11.5
Gross margin	0.00	-0.01	0.03	0.24	0.8	1.6	2.6	2.6	2.9	3.6	4.7	5.1	5.7	6.1	8.4	7.6
Gross margin, %	n/a	n/a	10.0%	26.7%	33.3%	41.0%	48.1%	44.1%	48.3%	50.7%	52.8%	50.0%	52.3%	53.0%	64.6%	66.1%
Adjusted OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1	-1.2	-0.5	0.1	1.0	0.4	1.1	1.5	3.5	1.9
Adjusted OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%	13.0%	26.9%	16.5%
SG&A	1.2	1.9	2.1	2.6	3.0	3.7	3.7	3.8	3.4	3.5	3.8	4.7	4.5	4.5	4.8	5.6
including Sales & Marketing Expenses	0.2	0.3	0.4	0.6	0.6	0.6	0.8	0.9	0.6	0.7	0.8	1.1	1.1	0.9	1.0	1.2
including advertising	0.0	1.2	0.3	0.4	0.3	0.4	0.6	0.6	0.2	0.2	0.3	0.4	0.3	0.4	0.4	0.5
including General & Administrative Costs	1.0	1.6	1.7	2.0	2.4	3.1	2.9	2.9	2.8	2.8	3.0	3.6	3.4	3.6	3.8	4.4
SG&A, %	n/a	950.0%	700.0%	288.9%	125.0%	94.9%	68.5%	64.4%	56.7%	49.3%	42.7%	46.1%	41.3%	39.1%	36.9%	48.7%
Net Income attributable to VimpelCom Ltd	-1.9	-2.0	-2.3	-1.4	0.1	-1.5	-5.3	-30.7	-3.6	-2.9	-4.1	-3.9	-6.1	-7.5	-0.2	-1.2
Capital Expenditures	16.6	9.4	4.8	28.9	7.0	12.2	8.9	7.0	1.6	2.1	2.5	3.3	4.3	8.9	6.0	18.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9	6.0	7.1	8.9	10.2	10.6	11.1	12.6	11.0
including Mobile Interconnect	0.00	0.0	0.1	0.2	0.6	0.9	1.3	1.5	1.5	1.8	2.4	2.5	2.3	2.6	3.2	2.9
Subscriptions (‘000)	7.3	14.0	26.6	72.7	146.2	168.6	189.0	225.1	246.4	289.2	341.0	399.0	431.0	466.0	529.0	560.2
ARPU, US$	3.2	4.8	6.3	9.0	7.4	8.2	9.9	9.7	8.4	8.8	9.2	8.4	7.5	7.9	8.1	6.6
MOU, min	47.9	82.5	85.1	121.5	87.1	89.3	109.8	129.8	121.2	123.1	129.3	131.1	125.0	140.5	147.4	133.8
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	17.6%	1.4%	16.8%	13.8%	11.7%	7.8%	10.8%	10.7%	15.7%	11.2%	12.0%	11.4%	18.1%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenues	—	—	—	—	—	—	—	—	—	—	—	—	0.3	0.4	0.4	0.5
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	0.3	0.4	0.4	0.5
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
Broadband subscriptions(‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	(1.2)	(1.9)	(2.0)	(2.3)	(2.2)	(2.1)	(1.1)	(1.2)	(0.5)	0.1	1.0	0.4	1.1	1.5	3.5	1.9
Depreciation	(0.1)	(0.5)	(0.8)	(1.1)	(1.5)	(1.9)	(2.1)	(2.7)	(2.9)	(2.9)	(2.8)	(3.1)	(2.8)	(3.1)	(3.9)	(3.1)
Amortization	(0.9)	(1.2)	(1.3)	(1.3)	(1.3)	(2.0)	(2.0)	(1.8)	(1.7)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)	(1.5)	(1.6)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(2.2)	(3.6)	(4.1)	(4.7)	(5.0)	(6.0)	(5.2)	(5.7)	(5.1)	(4.5)	(3.5)	(4.3)	(3.3)	(3.1)	(1.9)	(2.8)
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	0.2	0.6	0.3	2.4	6.5	4.1	1.1	(22.8)	(0.3)	1.2	(1.8)	(0.9)	(6.1)	(8.8)	3.7	3.4
Interest expense	(0.4)	(0.6)	(0.9)	(1.2)	(1.5)	(1.9)	(2.2)	(2.6)	(2.5)	(2.7)	(2.7)	(2.7)	(2.8)	(2.8)	(2.9)	(2.9)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	0.1	(0.1)	0.1	(0.1)	0.1	—	(0.2)	(0.1)	0.1	—	(0.2)	0.1	(0.2)
Income tax expense	(1.3)	(0.3)	0.2	0.6	0.3	0.8	0.5	0.3	0.8	0.5	0.1	0.2	0.2	0.1	0.6	0.3
Net income/(loss)	(3.7)	(3.9)	(4.5)	(2.8)	0.2	(2.9)	(5.9)	(30.7)	(7.1)	(5.7)	(8.0)	(7.6)	(12.0)	(14.8)	(0.4)	(2.2)
Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%	13.0%	26.9%	16.5%
Depreciation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(40.8%)	(31.5%)	(30.4%)	(25.7%)	(27.0%)	(30.0%)	(27.0%)
Amortization	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(23.9%)	(19.1%)	(15.7%)	(14.7%)	(13.0%)	(11.5%)	(13.9%)
Impairment loss	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(63.4%)	(39.3%)	(42.2%)	(30.3%)	(27.0%)	(14.6%)	(24.3%)
Interest income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	16.9%	(20.2%)	(8.8%)	(55.9%)	(76.5%)	28.5%	29.6%
Interest expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(38.0%)	(30.3%)	(26.5%)	(25.7%)	(24.3%)	(22.3%)	(25.2%)
Equity in net gain/(loss) of associates	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(2.8%)	(1.2%)	1.0%	0.0%	(1.7%)	0.8%	(1.7%)
Income tax expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.0%	1.1%	2.0%	1.8%	0.9%	4.6%	2.6%
Net income/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(80.3%)	(89.9%)	(74.5%)	(110.1%)	(128.7%)	(3.1%)	(19.1%)

Kyrgizia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	25.5	27.5	29.3	30.6
Gross margin	—	—	—	—	—	—	—	—	—	—	—	—	20.0	21.4	21.8	23.5
Gross margin, %	—	—	—	—	—	—	—	—	—	—	—	—	78.4%	77.8%	74.4%	76.8%
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	9.5	12.8	12.2	15.2
Adjusted OIBDA, %	—	—	—	—	—	—	—	—	—	—	—	—	37.3%	46.5%	41.6%	49.7%
SG&A	—	—	—	—	—	—	—	—	—	—	—	—	7.5	8.5	9.2	8.1
including Sales & Marketing Expenses	—	—	—	—	—	—	—	—	—	—	—	—	1.6	1.0	1.2	1.9
including advertising	—	—	—	—	—	—	—	—	—	—	—	—	0.5	0.2	0.3	0.4
including General & Administrative Costs	—	—	—	—	—	—	—	—	—	—	—	—	5.9	7.5	8.0	6.2
SG&A, %	—	—	—	—	—	—	—	—	—	—	—	—	29.4%	30.9%	31.4%	26.5%
Net Income attributable to VimpelCom Ltd	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0	1.0
Capital Expenditures	—	—	—	—	—	—	—	—	—	—	—	—	1.0	0.2	2.5	10.6

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	25.5	27.5	29.3	30.6
including Mobile Interconnect	—	—	—	—	—	—	—	—	—	—	—	—	6.0	7.8	8.5	8.3
Subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	1,774	1,722	1,766	1,904
ARPU, US$	—	—	—	—	—	—	—	—	—	—	—	—	4.7	5.3	5.6	5.6
MOU, min	—	—	—	—	—	—	—	—	—	—	—	—	193.9	235.9	288.2	312.9
Churn 3 months active base (quarterly), %	—	—	—	—	—	—	—	—	—	—	—	—	17.2%	17.3%	15.4%	13.1%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	9.5	12.8	12.2	15.2
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	(3.3)	(3.4)	(3.8)	(4.9)
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	(0.8)	(0.8)	(8.3)	(4.3)
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	5.4	8.6	0.1	6.0
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0.7	0.3	0.2	0.2
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.4	0.2	0.0	0.1
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	-0.1	-1.6
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0	0.0
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.1	0.1	-3.5	-2.3
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	(0.6)	(1.4)	0.9	0.2
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	6.0	7.8	-2.4	2.6
Adjusted OIBDA margin as a percentage of net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	37.3%	46.5%	41.6%	49.7%
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	(13.0%)	(12.3%)	(13.0%)	(16.0%)
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	(3.1%)	(2.9%)	(28.3%)	(14.1%)
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	21.2%	31.3%	0.3%	19.6%
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	2.7%	1.1%	0.7%	0.7%
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	1.6%	0.7%	0.0%	0.3%
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	(0.3%)	(5.2%)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.4%	0.4%	(11.9%)	(7.5%)
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	(2.4%)	(5.1%)	3.1%	0.7%
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	23.5%	28.4%	(8.2%)	8.5%

SEA

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenue	—	—	—	—	—	—	0.0	0.0	0.0	0.9	2.4	2.4	4.4	5.5	5.0	6.9
Gross margin	—	—	—	—	—	—	0.0	0.0	0.0	-1.0	-0.7	0.5	2.3	2.8	2.6	4.0
Gross margin, %	—	—	—	—	—	—	n/a	n/a	n/a	-111.1%	-29.2%	20.8%	52.3%	50.9%	52.0%	58.0%
Adjusted OIBDA	—	—	—	—	—	—	0.6	-1.3	-3.8	-8.5	-13.2	-12.6	-8.6	-8.1	-8.8	-9.8
Adjusted OIBDA, %	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-176.0%	-142.0%
SG&A	—	—	—	—	—	—	-0.6	1.3	3.8	7.5	12.5	13.1	10.9	10.9	11.4	13.8
including Sales & Marketing Expenses	—	—	—	—	—	—	0.0	0.0	0.0	2.2	2.7	2.5	3.0	3.1	2.8	2.8
including advertising	—	—	—	—	—	—	0.0	0.0	0.0	1.6	1.3	1.2	0.7	1.3	1.1	1.0
including General & Administrative Costs	—	—	—	—	—	—	-0.6	1.3	3.8	5.3	9.8	10.6	7.9	7.8	8.6	10.9
SG&A, %	—	—	—	—	—	—	n/a	n/a	n/a	833.3%	520.8%	545.8%	247.7%	198.2%	228.0%	199.4%
Net Income attributable to VimpelCom Ltd	—	—	—	—	—	—	0.6	0.5	-0.8	-13.3	-22.1	-31.7	-18.3	-20.5	-22.3	-24.6
Capital Expenditures	—	—	—	—	—	—	0.4	7.4	12.9	23.6	8.2	22.8	16.9	8.8	8.2	6.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenue	—	—	—	—	—	—	0	0	0	0.9	2.4	2.4	4.4	5.5	5	6.9
including Mobile Interconnect	—	—	—	—	—	—	0	0	0	0	0.2	0.3	0.6	0.8	0.9	1.34
Adjusted OIBDA	—	—	—	—	—	—	0.6	-1.3	-3.8	-8.5	-13.2	-12.6	-8.6	-8.1	-8.8	-9.8
Adjusted OIBDA, %	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-142.0%

Subscriptions(‘000)	—	—	—	—	—	—	0	0	0	79 *	95 *	367	491	525	505	651
ARPU, US$	—	—	—	—	—	—	0	0	0	n/m	n/m	n/m	3.5	3.4	3.2	3.8
MOU, min	—	—	—	—	—	—	0	0	0	n/m	n/m	n/m	350.7	340.7	230.5	402.7
Churn 3 months active base (quarterly), %	—	—	—	—	—	—	0	0	0	n/m	n/m	n/m	n/m	n/m	49.6%	35.4%

*    In 2Q ‘09 and 3Q ‘09 we reported 79 and 95 thousands as active subscriptions in Cambodia which were calculated on a one month basis. Starting from 4Q09 we report active subscriptions base in Cambodia calculated on a three month basis.

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted OIBDA, %	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Adjusted OIBDA	—	—	—	—	—	—	0.6	(1.3)	(3.8)	(8.5)	(13.2)	(12.6)	(8.6)	(8.1)	(8.8)	(9.8)
Depreciation	—	—	—	—	—	—	—	—	—	(0.3)	(1.5)	(2.3)	(2.7)	(3.1)	(3.5)	(3.7)
Amortization	—	—	—	—	—	—	—	—	—	(0.2)	(0.5)	(0.3)	(0.4)	(0.4)	(0.2)	(0.6)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	0.6	(1.3)	(3.8)	(9.0)	(15.2)	(15.2)	(11.7)	(11.6)	(12.5)	(14.1)
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.1	—	—	—
Interest expense	—	—	—	—	—	—	—	—	(0.3)	(0.7)	(1.3)	(1.7)	(1.8)	(2.2)	(2.7)	(2.7)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	1.8	3.1	(4.3)	(6.7)	(15.8)	(5.9)	(7.8)	(8.4)	(9.0)
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income/(loss)	—	—	—	—	—	—	0.6	0.5	(1.0)	(14.0)	(23.2)	(32.7)	(19.3)	(21.6)	(23.6)	(25.8)

Adjusted OIBDA margin total as a percentage of net operating revenue	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Depreciation	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amortization	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Impairment loss	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest income	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net foreign exchange gain/(loss)	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest expense	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Equity in net gain/(loss) of associates	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other (expense)/income, net	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Income tax expense	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net income/(loss)	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Exhibit 99.4

OJSC VimpelCom Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
	(In thousands of US dollars, except share amounts)
Assets

Current assets:
Cash and cash equivalents	$650,557	$1,446,949
Trade accounts receivable, net of allowance for doubtful accounts	473,799	392,365
Inventory	128,745	61,919
Deferred income taxes	84,914	91,493
Input value added tax	136,271	96,994
Due from related parties	104,791	249,631
Other current assets	438,255	627,257

Total current assets	2,017,332	2,966,608

Property and equipment, net	6,027,051	5,561,569
Telecommunications licenses, net	459,577	542,597
Goodwill	3,574,579	3,284,293
Other intangible assets, net	610,188	700,365
Software, net	492,191	448,255
Investments in associates	446,130	436,767
Non-Current Due from related party	509,405	1,101
Other assets	570,711	790,986

Total assets	$14,707,164	$14,732,541

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	$922,017	$545,690
Due to employees	84,099	113,368
Due to related parties	13,317	9,211
Accrued liabilities	177,416	314,987
Taxes payable	166,481	212,767
Customer advances, net of VAT	368,537	376,121
Customer deposits	27,452	28,386
Deferred income taxes	25,314	679
Short-term debt (including related parties in the amount of US$502,405)	1,658,438	1,813,141

Total current liabilities	3,443,071	3,414,350

Deferred income taxes	517,703	596,472
Long-term debt	4,498,861	5,539,906
Other non-current liabilities	173,438	164,636
Commitments, contingencies and uncertainties	—	—

Total liabilities	8,633,073	9,715,364

Redeemable noncontrolling interest	522,076	508,668

Equity:

Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2009: 51,281,022); 51,281,022 shares outstanding (December 31, 2009: 50,714,579)	92	92
Additional paid-in capital	1,164,337	1,143,657
Retained earnings	4,996,522	4,074,492
Accumulated other comprehensive loss	(535,237)	(488,277)
Treasury stock, at cost, 10,508,608 shares of VimpelCom Ltd. common stock (December 31, 2009: 11,328,860)	(215,763)	(223,421)

Total VimpelCom shareholders’ equity	5,409,951	4,506,543

Noncontrolling interest	142,064	1,966

Total equity	5,552,015	4,508,509

Total liabilities, redeemable noncontrolling interest and equity	$14,707,164	$14,732,541

OJSC VimpelCom Consolidated Statements of Income

	Years ended December 31,
	2010	2009	2008
	(In thousands of US dollars)
Operating revenues:

Service revenues	$9,363,638	$8,580,815	$9,999,850
Sales of equipment and accessories	190,520	109,959	107,946
Other revenues	16,251	19,788	17,190

Total operating revenues	9,570,409	8,710,562	10,124,986

Revenue based tax	—	(7,660)	(8,054)

Net operating revenues	9,570,409	8,702,902	10,116,932

Operating expenses:
Service costs	2,163,720	1,878,443	2,262,570
Cost of equipment and accessories	209,696	110,677	101,282
Selling, general and administrative expenses	2,755,135	2,389,998	2,838,508
Depreciation	1,397,889	1,393,431	1,520,184
Amortization	276,280	300,736	360,980
Impairment loss	—	—	442,747
Provision for doubtful accounts	47,797	51,262	54,711

Total operating expenses	6,850,517	6,124,547	7,580,982

Operating income	2,719,892	2,578,355	2,535,950

Other income and expenses:
Interest income	49,267	51,714	71,618
Net foreign exchange loss	(9,337)	(411,300)	(1,142,276)
Interest expense	(533,974)	(598,531)	(495,634)
Equity in net gain/(loss) of associates	53,189	(35,763)	(61,020)
Other expenses, net	(87,403)	(32,114)	(17,404)

Total other income and expenses	(528,258)	(1,025,994)	(1,644,716)

Income before income taxes	2,191,634	1,552,361	891,234

Income tax expense	572,454	435,030	303,934

Net income	1,619,180	1,117,331	587,300
Net income/(loss) attributable to the noncontrolling interest	42,444	(4,499)	62,966

Net income attributable to VimpelCom	$1,576,736	$1,121,830	$524,334

OJSC VimpelCom Consolidated Statements of Cash Flows

	Years ended December 31,
	2010	2009	2008
	(In thousands of US dollars)
Operating activities

Net income	$1,619,180	$1,117,331	$587,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,397,889	1,393,431	1,520,184
Amortization	276,280	300,736	360,980
Impairment loss	—	—	442,747
(Gain)/loss from assosiates	(53,189)	35,763	61,020
Provision for deferred taxes	(56,855)	(19,541)	(92,654)
Loss on foreign currency translation	9,337	411,300	1,142,276
Provision for doubtful accounts	47,797	51,262	54,711
Stock-based compensation expense/(gain)	2,239	2,323	(121,890)
Loss from early debt redemption	—	19,063	—
Other adjustments	(660)	(380)	(5,078)
Changes in operating assets and liabilities:
Trade accounts receivable	43,058	(57,452)	(240,629)
Inventory	(50,288)	64,927	(90,221)
Input value added tax	(21,770)	78,972	(103,941)
Other assets	(144,885)	135,212	(415,735)
Accounts payable	33,938	(69,290)	281,725
Customer advances and deposits	(8,822)	(23,010)	75,098
Taxes payable and accrued liabilities	(47,643)	72,122	(34,035)

Net cash provided by operating activities	3,045,606	3,512,769	3,421,858

Investing activities
Purchases of property and equipment	(1,318,343)	(691,445)	(2,002,452)
Purchases of intangible assets	(58,604)	(15,685)	(75,012)
Purchases of software	(226,684)	(184,481)	(313,652)
Acqusition of subsidiaries, net of cash acquired	(52,165)	—	(4,134,609)
Investments in associates	—	(12,500)	(491,265)
Payment for shares in Golden Telecom	(143,569)	—	—
Cash increase due to Sky Mobile consolidation	4,702	—	—
Escrow cash deposit	—	—	200,170
Loan granted	(537,357)	—	(350,000)
Loan receivable repayment	22,910	—	—
Investments in deposits	455,187	(488,580)	43,179
Proceeds from sale of property, plant and equipment	11,492	—	—
Purchases of other assets, net	(25,122)	(40,799)	(53,575)

Net cash used in investing activities	(1,867,553)	(1,433,490)	(7,177,216)

Financing activities
Proceeds from bank and other loans	1,678,953	1,270,248	6,209,392
Proceeds from sale of treasury stock	—	—	25,488
Repayments of bank and other loans	(2,898,291)	(2,432,862)	(721,222)
Payments of fees in respect of debt issues	(5,068)	(53,071)	(68,159)
Net proceeds from employee stock options	7,339	18,142	—
Purchase of noncontrolling interest in consolidated subsidiaries	(12,594)	(18,198)	(992,825)
Payment of dividends	(654,170)	(315,644)	(587,302)
Payment of dividends to noncontrolling interest	(72,370)	(13,977)	—
Purchase of treasury stock	—	—	(114,476)

Net cash (used in)/from financing activities	(1,956,201)	(1,545,362)	3,750,896

Effect of exchange rate changes on cash and cash equivalents	(18,244)	(1,651)	(84,566)

Net increase in cash and cash equivalents	(796,392)	532,266	(89,028)
Cash and cash equivalents at beginning of period	1,446,949	914,683	1,003,711

Cash and cash equivalents at end of period	$650,557	$1,446,949	$914,683

OJSC VimpelCom Consolidated Statements of Cash Flows

	Years ended December 31,
	2010	2009	2008
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$609,840	$428,761	$647,597
Interest (net of amounts capitalized)	538,460	532,012	362,081

Non-cash activities:
Equipment acquired under financing agreements	4,930	—	2,726

Accounts payable for property, equipment and other long-lived assets	519,380	210,159	448,218
Non–cash discounts from suppliers of equipment	—	239	2,464
Issue of promissory notes	—	—	81,660